(The following is an unofficial English translation of the Convocation Notice of the 73rd Ordinary General Meeting of Shareholders of Advantest Corporation (the “Company”). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

(Stock Code Number: 6857, TSE first section)

CONVOCATION NOTICE OF
THE 73rd ORDINARY GENERAL MEETING OF SHAREHOLDERS

Date and time:	June 24, 2015 (Wednesday) at 10:00 a.m.

(The reception desk will open at 9:00 a.m.)

Place:	Main Conference Room of Advantest Corporation

32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo

Message to Shareholders

To Our Shareholders

We are pleased to send you our Report for the 73rd Fiscal Year (from April 1, 2014 to March 31, 2015).

In this fiscal year, the semiconductor industry saw active capital investment by manufacturers for expansion of their production capacities and for miniaturization of semiconductors, spurred by ongoing global adoption of smartphones and improvements in handset performance as well as growing demand for semiconductors by data centers.

Amid these conditions, Advantest strove to maximize profitability by engaging in sales promotions for semiconductor test systems as well as by expanding its customer base across all business segments.  As a result, both orders and sales increased in comparison to the previous fiscal year: orders received expanded to ¥176.3 billion and net sales expanded to ¥163.3 billion.  From a profit and loss perspective, Advantest returned to profitability, with operating income of ¥14.6 billion, income before income taxes and equity in earnings of affiliated company of ¥18.9 billion and net income of ¥12.9 billion.

With respect to the year-end dividend distribution to the shareholders, we resolved at the meeting of the Board of Directors held on May 27, 2015 to distribute a year-end dividend of ¥10 per share, with a payment date of June 2, 2015.  Since Advantest has paid an interim dividend of ¥5, the total dividend per share for the fiscal year will be ¥15 per share (the same amount as FY2013).

We hope that we may rely on you for your continued support and guidance in the future.

June 2015
Shinichiro Kuroe
Representative Director,
President and CEO

Contents

Message to Shareholders	page 2
Convocation Notice of the 73rd Ordinary General Meeting of Shareholders	page 3
Reference Documents for the General Meeting of Shareholders	page 6

(Attachments)
Business Report	page 21
Consolidated Financial Statements	page 33
Non-Consolidated Financial Statements	page 40
Audit Reports	page 47

(Reference) Memorandum to Shareholders	page 53

(Stock Code Number: 6857, TSE first section)
June 1, 2015

To Our Shareholders

Shinichiro Kuroe
Representative Director
President and CEO
ADVANTEST CORPORATION
32-1, Asahi-cho 1-chome,
Nerima-ku, Tokyo

CONVOCATION NOTICE OF
THE 73rd ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 73rd ordinary general meeting of shareholders of ADVANTEST CORPORATION (the “Company”) will be held as set forth below.  Your attendance thereat is respectfully requested.

If you are not able to attend the meeting, we request that you exercise your voting rights in writing or by way of electro-magnetic method (via the Internet, etc.) by 5:00 p.m. of June 23, 2015 (Tuesday) after carefully reading the reference documents as set forth below.

1.	Date and time:	June 24, 2015 (Wednesday) at 10:00 a.m. (The reception desk will open at 9:00 a.m.)
2.	Place:	Main Conference Room of Advantest Corporation 32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo
3.	Subject matters of the general meeting of shareholders:

Matters to be reported:
Item No.1:	Matters concerning the business report, consolidated financial statements and financial statements reporting for the 73rd Fiscal Year (from April 1, 2014 to March 31, 2015)
Item No.2:	Matters concerning the results of audit of the Company’s consolidated financial statements by the Independent Auditors and the Audit & Supervisory Board
Matters to be resolved:
Agenda Item:
Agenda Item No.1:	Partial amendments to the Articles of Incorporation
Agenda Item No.2:	Election of 6 directors (excluding directors who are audit and supervisory committee members)
Agenda Item No.3:	Election of 3 directors who are audit and supervisory committee members
Agenda Item No.4:	Election of 1 substitute director who is an audit and supervisory committee member
Agenda Item No.5:	Determination of the amount of remuneration for directors (excluding directors who are audit and supervisory committee members)
Agenda Item No.6:	Determination of the amount of remuneration for directors who are audit and supervisory committee members
Agenda Item No.7:	Determination of the amount of remuneration as stock options to directors (excluding directors who are audit and supervisory committee members)

4.	Instructions for the Exercise of Voting Rights:

[Exercise of voting rights in writing by submitting the enclosed voting right exercise form]

Please indicate your intention to vote “for” or “against” each agenda item on the enclosed voting right exercise form, then return the form to us to be delivered by 5:00 p.m. of June 23, 2015 (Tuesday).

[Exercise of voting rights by way of electro-magnetic method (via the Internet, etc.)]

Please access the website for casting votes (http://www.evote.jp/) and indicate your intention to vote “for” or “against” each agenda item by following the on-screen instructions by the time limit set forth above. For details, please refer to “Instructions for the Exercise of Voting Rights via the Internet, etc.” as set forth on page 5.

[Handling of the duplicated votes]

If the voting rights are exercised by way of both voting right exercise form and electro-magnetic method, the exercise of voting rights by way of electro-magnetic method shall be deemed valid.

If the voting rights are exercised by way of electro-magnetic method multiple times, the last exercise of voting rights shall be deemed valid.

When you arrive at the meeting, please submit the enclosed voting right exercise form to the reception desk at the site of the meeting.

As the following information is available on the Company’s website in accordance with laws and regulations and Article 13 of the Articles of Incorporation, it is not included in this convocation notice.

1. Notes to Consolidated Financial Statements

2. Notes to Non-Consolidated Financial Statements

Amendments to the reference documents for the general meeting of shareholders and/or attached materials, if any, will be posted on the Company’s website.

We cordially invite you to attend a reception to be held after the meeting for shareholders.

For shareholders who will be unable to attend the meeting, presentation materials concerning matters to be reported will be posted on the Company’s website on the day of the meeting.

The resolutions adopted at the meeting will be posted on the Company’s website instead of issuing a written notice of resolution.

          The Company’s website: http://www.advantest.com/US/investors/index.htm

<<Instructions for the Exercise of Voting Rights via the Internet, etc.>>

If you choose to exercise your voting rights via the Internet, please read the instructions below before doing so.  If you attend the meeting, you do not need to mail the voting right exercise form or vote via the Internet.

1.          About the website for casting votes
(1)          Voting rights may be exercised online only by accessing the website designated by the Company (http://www.evote.jp/) on a personal computer, smart phone or mobile phone. (This website is out of service from 2:00 a.m. to 5:00 a.m. every day.)
(2)          In some cases, you may not be able to use the website for casting votes due to your Internet environment, network service, or communication device model.
(3)          Although exercise of Voting Rights via the Internet is available until 5:00 p.m. on June 23, 2015 (Tuesday), please exercise your voting rights early.  Please contact the help-desk below if you have any questions.

2.          About the exercise of voting rights via the Internet
(1)          Please use your “login ID” and “temporary password” indicated on the enclosed voting rights exercise form to access the voting website (http://www.evote.jp/), then  vote “for” or “against” by following the on-screen instructions.
(2)          Please note that you will be asked to change your “temporary password” on the website for casting votes in order to avoid unauthorized access by any third person other (spoofing) or altering the details of your vote.

3.          Handling of votes cast more than one time
(1)          If voting rights are exercised both by mail and via the Internet, the exercise of voting rights via the Internet shall be deemed valid.
(2)          If voting rights are exercised via the Internet multiple times, the last exercise of voting rights shall be deemed valid.  Also, if the voting rights are exercised through the use of more than one electronic devices including a personal computer, a smart phone or a mobile phone, the voting right exercised last in time shall be deemed valid.

4.          Charges and fees incurred by accessing the website for casting votes
Any connection charges due to Internet service providers and communication charges due to communication carriers incurred as a result of using the voting website shall be the responsibility of each shareholder.

[Contact for inquiry regarding IT system, etc.]
Corporate Agency Division (Help desk) , Mitsubishi UFJ Trust and Banking Corporation
Phone number:         0120-173-027 (toll-free number within Japan)
Business hours:       9 a.m. to 9 p.m. (Japan time)

[About the electronic voting platform]
Nominee shareholders (including standing proxies) such as trust banks can use the electronic voting platform operated by ICJ, Inc. by submitting an application in advance.

Reference Documents for the General Meeting of Shareholders

Agenda Items and Reference Matters:

Agenda Item No. 1:	Partial amendments to the Articles of Incorporation

1.	Reason for Amendments

1)
 According to the Law for Partial Amendment to the Companies Act (Law No. 90, 2014, “Amended Companies Act”) effective as of May 1, 2015, a stock company may transition to a company with an audit and supervisory committee.  In order to further strengthen the supervisory function of the board of directors and its corporate governance system and thereby enhance the company’s enterprise value, the Company is transitioning its governance structure to a company with an audit and supervisory committee.  In connection with this transition, the Company is making amendments to its Articles of Incorporation which are necessary for the transition to a company with an audit and supervisory committee, such as introducing new provisions for the audit and supervisory committee and its members and deleting provisions related to the audit and supervisory board and its members.

2)
 Further, while the Amended Companies Act has made the requisite conditions for outside directors of a company stricter, it also amended the scope of directors of a company who may enter into a limited liability agreement with the company to directors who are not executive directors, etc.  Given such amendment to the Companies Act, the Company is accordingly amending the relevant articles of its Articles of Incorporation which set forth the scope of directors who may enter into a limited liability agreement with the Company.  The Company has obtained the consent of all audit and supervisory board members with respect to this amendment to the Articles of Incorporation.

3)
 In addition, the Company is making other necessary amendments to the Articles of Incorporation of the Company, such as changes of wording and expressions and of the numbering of articles resulting from additions and/or deletions of articles, etc.

2.	Details of Proposed Amendments
The details of the proposed amendments are as follows:
(Changes (including deletions) are underlined.)
Present Article		Proposed Amendment
Article 2.	(Objective)	Article 2.	(Objective)
1.	(omitted)	1.	(present provisions maintained)
2.	(omitted)	2.	(present provisions maintained)
3.	(omitted)	3.	(present provisions maintained)
4.	Lease and rental of equipment and appliances, etc., incidental to each of the foregoing items;	4.	Lease and rental of equipment, appliances, etc., incidental to each of the foregoing items;
5.	(omitted)	5.	(present provisions maintained)
6.	(omitted)	6.	(present provisions maintained)

Present Article		Proposed Amendment
Article 10.	(Share Registration Agent)	Article 10.	(Share Registration Agent)
1.	(omitted)	1.	(present provisions maintained)
2.	(omitted)	2.	(present provisions maintained)
3.	Preparation of, and maintenance and other business concerning, the shareholders’ register and the register for stock acquisition rights shall be commissioned to the share registration agent and shall not be handled by the Company.	3.	Preparation, maintenance and other business concerning the shareholders’ register and the register for stock acquisition rights shall be commissioned to the share registration agent and shall not be handled by the Company.
Article 19.	(Number of Directors)	Article 19.	(Number of Directors)
	The number of Directors of the Company shall be no more than ten (10).	1.	The number of Directors of the Company shall be no more than fifteen (15).
(Newly introduced)		2.	Among the Directors set forth in the preceding paragraph, the number of Directors who are Audit and Supervisory Committee members shall be no more than five (5).
Article 20.	(Election of Directors)	Article 20.	(Election of Directors)
1.	Directors shall be elected at the General Meeting of Shareholders.	1.	Directors shall be elected, distinguishing Directors who shall become Audit and Supervisory Committee members from those who shall not, at the General Meeting of Shareholders.
2.	(omitted)	2.	(present provisions maintained)
3.	Cumulative voting shall not be used for election of Directors.	3.	Cumulative voting shall not be used for resolution to elect Directors.
Article 21.	(Term of Office of Directors)	Article 21.	(Election of Directors)
	The term of office of a Director shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one (1) year after appointment.	1.	The term of office of a Director (excluding a Director who is an Audit and Supervisory Committee member) shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one (1) year after his/her appointment.
(Newly introduced)		2.	The term of office of a Director who is an Audit and Supervisory Committee member shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within two (2) years after his/her appointment.
(Newly introduced)		3.	The term of office of a Director who is an Audit and Supervisory Committee member elected to fill the vacancy of another Director who was an Audit and Supervisory Committee member who retired before the expiration of his/her term of office shall be until the expiration of the term of office of such Director who was an Audit and Supervisory Committee member who retired.

Present Article		Proposed Amendment
(Newly introduced)		4.	The term of effectiveness of resolutions to elect a substitute Director who is an Audit and Supervisory Committee member in accordance with Article 329, Paragraph 3 of the Companies Act shall expire at the opening of the Ordinary General Meeting of Shareholders pertaining to the last fiscal year ending within two (2) years after such resolutions.
Article 23.	(Convocation Notice and Resolutions of the Board of Directors)	Article 23.	(Convocation Notice and Resolutions of the Board of Directors)
1.	A convocation notice of the Board of Directors shall be dispatched to each Director and Audit & Supervisory Board member at least three (3) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of urgency.	1.	A convocation notice of the Board of Directors shall be dispatched to each Director at least three (3) days prior to the date set for a meeting; provided, however, that such period may be shortened in the case of urgency.
2.	A convocation notice as provided for in the preceding paragraph may be omitted when the unanimous consent of all the Directors and the Audit & Supervisory Board members is obtained.	2.	A convocation notice as provided for in the preceding paragraph may be omitted when the unanimous consent of all of the Directors is obtained.
3.	A resolution of the Board of Directors shall be adopted by a majority vote of the Directors present at the meeting at which a majority of Directors are present.	3.	A resolution of the Board of Directors shall be adopted by a majority vote of the Directors present at a meeting at which a majority of Directors who are entitled to participate in the resolution are present.
4.	If a Director submits a proposal to resolve a matter that is subject to resolution by the Board of Directors and if all the directors (limited to those Directors who are entitled to participate in the resolution of such matter) consent to such proposal in writing or digitally (except when any Audit & Supervisory Board member objects to such proposal), the Company shall deem that there was a resolution by the Board of Directors adopting such proposal.	4.	If a Director submits a proposal to resolve a matter that is subject to resolution by the Board of Directors and if all the Directors (limited to those Directors who are entitled to participate in the resolution of such matter) consent to such proposal in writing or digitally, the Company shall deem that there was a resolution by the Board of Directors adopting such proposal.
(Newly introduced)		Article 24.	(Delegation of Decisions on Execution of Important Operational Matters)
			The Company may, pursuant to the provisions of Article 399-13, Paragraph 6 of the Companies Act, delegate all or part of decisions on the execution of important operational matters (excluding the matters listed in Article 399-13, Paragraph 5 of the Companies Act) to Directors upon and in accordance with a resolution of the Board of Directors.
Article 24.	(Regulations of the Board of Directors)	Article 25.	(Regulations of the Board of Directors)
(omitted)		(present provisions maintained)

Present Article		Proposed Amendment
Article 25.	(Minutes of Meeting of the Board of Directors)	Article 26.	(Minutes of Meeting of the Board of Directors)
	A summary of the proceedings, results and other matters required by laws and regulations regarding a meeting of the Board of Directors shall be recorded in the minutes in writing or digitally, and the Directors and Audit & Supervisory Board members present at the meeting shall affix their names and seals thereto or electronically sign thereon.		A summary of the proceedings, results and other matters required by laws and regulations regarding a meeting of the Board of Directors shall be recorded in the minutes in writing or digitally and the Directors present at the meeting shall affix their names and seals thereto or electronically sign thereon.
Article 26.	(Remuneration, etc. of Directors)	Article 27.	(Remuneration, etc. of Directors)
	Remuneration, bonuses and other financial interests received by Directors from the Company as compensation for undertaking their functions (“Remuneration, etc.”) shall be determined at a general meeting of shareholders.		Remuneration, bonuses and other financial interests received by Directors from the Company as compensation for undertaking their functions shall be determined, distinguishing Directors who are Audit and Supervisory Committee members from those who are not, at a general meeting of shareholders.
Article 27.	(Exemption of Directors’ Liabilities)	Article 28.	(Exemption of Directors’ Liabilities)
1.	(omitted)	1.	(present provisions maintained)
2.	Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into contracts with its outside Directors to limit their liabilities for a failure to perform their duties, provided that the maximum amount of liabilities under such contracts shall be the total of the amounts provided in each item of Article 425, Paragraph 1 of the Companies Act.	2.	Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into contracts with its Directors (excluding its Executive Directors, etc.) to limit their liabilities for a failure to perform their duties, provided that the maximum amount of liabilities under such contracts shall be the total of the amounts provided in each item of Article 425, Paragraph 1 of the Companies Act.
Article 28.	(Counselors and Advisors)	Article 29.	(Counselors and Advisors)
	(omitted)		(present provisions maintained)
	CHAPTER V. AUDIT & SUPERVISORY		CHAPTER V. AUDIT AND
	BOARD AND ITS MEMBERS		SUPERVISORY COMMITTEE
(Newly introduced)		Article 30.	(Establishment of Audit and Supervisory Committee)
The Company shall establish an Audit and Supervisory Committee.
(Newly introduced)		Article 31.	(Convocation Notice and Resolutions of the Audit and Supervisory Committee)
		1.	A convocation notice of the Audit and Supervisory Committee shall be dispatched to each Audit and Supervisory Committee member at least three (3) days prior to the date set for a meeting; provided, however, that such period may be shortened in the case of urgency.
(Newly introduced)		2.	A convocation notice as provided for in the preceding paragraph may be omitted when the unanimous consent of all of the Audit and Supervisory Committee members is obtained.

Present Article		Proposed Amendment
(Newly introduced)		3.
A resolution of the Audit and Supervisory Committee shall be adopted by a majority vote of the committee members present at a meeting at which a majority of the Audit and Supervisory Committee members who are entitled to participate in the resolution are present.

(Newly introduced)		Article 32.	(Regulations of the Audit and Supervisory Committee)
Any matters concerning the Audit and Supervisory Committee shall be governed by the Regulations of the Audit and Supervisory Committee to be prescribed by the Audit and Supervisory Committee, in addition to laws and ordinances or these Articles of Incorporation.
(Newly introduced)		Article 33.	(Minutes of Meeting of the Audit and Supervisory Committee)
A summary of the proceedings, results and other matters required by laws and regulations regarding a meeting of the Audit and Supervisory Committee shall be recorded in the minutes in writing or digitally, and the Audit and Supervisory Committee members present at the meeting shall affix their names and seals thereto or put their electronic signatures thereon.
Article 29.	(Audit & Supervisory Board and its members)	(Deleted)
The Company shall have Audit & Supervisory Board and its members.
Article 30.	(Number of Audit & Supervisory Board members)	(Deleted)
The number of Audit & Supervisory Board members of the Company shall be no more than five (5).
Article 31.	(Election of Audit & Supervisory Board members)	(Deleted)
1.	Audit & Supervisory Board members shall be elected at the General Meeting of Shareholders.
2.	A resolution to elect an Audit & Supervisory Board member shall be made at a meeting at which the shareholders holding one-third (1/3) or more of the voting rights of the total shareholders who are entitled to exercise their voting rights, and shall be adopted by a majority of votes thereof.	(Deleted)

Present Article		Proposed Amendment
Article 32.	(Term of Office of Audit & Supervisory Board members)	(Deleted)
1.	The term of office of an Audit & Supervisory Board member shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within four (4) years after his/her appointment.
2.	The term of office of an Audit & Supervisory Board member elected to fill a vacancy of another Audit & Supervisory Board member, who has retired before such another Audit & Supervisory Board member term of office expires, shall be until the term of office of such predecessor would expire.	(Deleted)
Article 33.	(Standing Audit & Supervisory Board member(s))	(Deleted)
The Audit & Supervisory Board shall by its resolution elect standing Audit & Supervisory Board member(s).
Article 34.	(Convocation Notice of the Audit & Supervisory Board and Resolution Thereof)	(Deleted)
1.	The convocation notice of the Audit & Supervisory Board shall be dispatched to each Audit & Supervisory Board member at least three (3) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of urgency.
2.	The convocation notice as provided for in the preceding paragraph may be omitted when the unanimous consent of all the Audit & Supervisory Board members is obtained.	(Deleted)
3.	The resolution of the Audit & Supervisory Board shall be adopted by a majority of Audit & Supervisory Board members, unless otherwise provided for by laws and ordinances.	(Deleted)
Article 35.	(Regulations of the Audit & Supervisory Board)	(Deleted)

Any matters concerning the Audit & Supervisory Board shall be governed by the Regulations of the Audit & Supervisory Board to be prescribed by the Audit & Supervisory Board in addition to the laws and ordinances or these Articles of Incorporation.

Present Article		Proposed Amendment
Article 36.	(Minutes of Meeting of the Audit & Supervisory Board)	(Deleted)

A summary of proceedings, results and other matters required by applicable laws and regulations regarding a meeting of the Audit & Supervisory Board shall be recorded in the minutes in writing or digitally, and the Audit & Supervisory Board members present at the meeting shall affix their names and seals thereto or put their electronic signatures thereon.

Article 37.	(Remuneration, etc. of Audit & Supervisory Board members)	(Deleted)
Remuneration, etc. of Audit & Supervisory Board members shall be determined at a general meeting of shareholders.
Article 38.	(Exemption of Audit & Supervisory Board members’ Liabilities)	(Deleted)
1.	Pursuant to the provisions of Article 426, Paragraph 1 of the Companies Act and to the extent permitted by laws and regulations, the Company may, by resolution of the Board of Directors, exempt the liabilities of its Audit & Supervisory Board members (including persons who have previously served as the Company’s Audit & Supervisory Board members) for failing to perform their duties.
2.	Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into contracts with its outside Audit & Supervisory Board members to limit their liabilities for a failure to perform their duties, provided that the maximum amount of liabilities under such contracts shall be the total of the amounts provided in each item of Article 425, Paragraph 1 of the Companies Act.	(Deleted)
Article 39.	(Accounting Auditor(s))	Article 34.	(Accounting Auditor(s))
~		~
(omitted)		(present provisions maintained)
Article 43.	(Expiration for Dividend Payment)	Article 38.	(Expiration for Dividend Payment)
(omitted)		(present provisions maintained)
(Newly introduced)		SUPPLEMENTARY PROVISIONS
Article 1. (Transition Measures)
With regard to (i) partial exemption in accordance with a resolution of the Board of Directors from liabilities for conduct of Audit & Supervisory Board members prior to the amendments to the Company’s Articles of Incorporation resolved at the Company’s 73rd ordinary general meeting of shareholders and (ii) contracts with Audit & Supervisory Board members to limit such liabilities, the provisions of Article 38 of the Company’s Articles of Incorporation prior to such amendments shall remain in effect.

Agenda Item No.2:	Election of 6 directors (excluding directors who are audit and supervisory committee members)

If Agenda Item No.1 “Partial amendments to the Articles of Incorporation” is approved as proposed, the Company transitions its governance structure to a company with audit and supervisory committee, and the term of office of all eight current directors will expire upon the closing of this ordinary general meeting of shareholders.  The Company therefore requests that you elect six directors (excluding directors who are audit and supervisory committee members).

The profiles of the director candidates (excluding directors who are audit and supervisory committee members) are set forth below.

	Name (Date of Birth)	Brief personal history; position and assignment; and other significant concurrently held positions, if any		Number of the Company’s shares owned
1	Shinichiro Kuroe (March 30, 1959)	April 1981	Joined Advantest Corporation	3,905
		June 2005	Executive Officer
		June 2009	Director, Managing Executive Officer
		June 2013	Director, Corporate Vice President
		August 2014	Representative Director, President and CEO (present position)
2	Osamu Karatsu (April 25, 1947)	April 1975	Joined Nippon Telegraph and Telephone Public Corporation	1,245
		June 1991	Executive Manager, LSI Laboratories, Nippon Telegraph and Telephone Corporation
		June 1997	Vice President and Director, Advanced Telecommunications Research Institute International (Resigned June 1999)
		April 1999	Principal Consultant, SRI Consulting K.K.
		April 2000	Chief Executive Director, SRI International Japan (Resigned January 2012)
		June 2012	Outside Director of Advantest Corporation (present position)
The reasons for nomination as a candidate for outside director and the number of years in office
■Mr. Osamu Karatsu is a candidate for outside director.
■The Company selected Mr. Osamu Karatsu as a candidate because of his considerable experience and knowledge as a semiconductor specialist, and the Company believes that he will contribute greatly to its management as an outside director.
■Mr. Osamu Karatsu has served as an outside director of the Company for three years.

	Name (Date of Birth)	Brief personal history; position and assignment; and other significant concurrently held positions, if any		Number of the Company’s shares owned
3	Seiichi Yoshikawa (March 22, 1946)	July 1969	Joined Fujitsu Limited	1,835
		June 2000	Director, Fujitsu Laboratories Ltd.
		June 2004	Managing Director, Fujitsu Laboratories Ltd. (Resigned June 2009)
		March 2011	Chairman, QD Laser, Inc. (Resigned December 2012)
		September 2012	Principal Fellow, Center for Research and Development Strategy, Japan Science and Technology Agency (Resigned March 2015)
		June 2013	Outside Director of Advantest Corporation (present position)
The reasons for nomination as a candidate for outside director and the number of years in office
■Mr. Seiichi Yoshikawa is a candidate for outside director.
■The Company selected Mr. Seiichi Yoshikawa as a candidate because of his considerable experience and knowledge as a research and development strategy specialist, and the Company believes that he will contribute greatly to its management as an outside director.

■Mr. Seiichi Yoshikawa has served as an outside director of the Company for two years.
4	Sae Bum Myung (September 16, 1954)	April 1989	Joined Advantest Corporation	2,493
		June 2008	Executive Officer
		June 2011	Director, Managing Executive Officer (present position) Sales and Marketing (present position) Executive Vice President, Sales Group (present position)

5	Hiroshi Nakamura (December 4, 1957)	April 1981	Joined Advantest Corporation	6,425
		June 2006	Executive Officer
		June 2009	Managing Executive Officer
		June 2010	Executive Vice President, Corporate Administration Group (present position)
		June 2012	Director, Managing Executive Officer (present position)
Corporate Administration (present position)
6	Yoshiaki Yoshida (February 8, 1958)	April 1999	Joined Advantest Corporation	1,521
		June 2006	Executive Officer
		June 2009	Managing Executive Officer
		June 2013	Director, Managing Executive Officer (present position) Corporate Planning and Corporate Communications (present position) Executive Vice President, Corporate Relations Group (present position)

Note:
1.	These candidates do not have any special interest in the Company.
2.	The Company has registered Messrs. Osamu Karatsu and Seiichi Yoshikawa as independent directors with the Tokyo Stock Exchange.

3.
The Company has entered into a limited liability agreement pursuant to Article 427, Paragraph 1 of the Companies Act with each of Messrs. Osamu Karatsu and Seiichi Yoshikawa.  The upper limit of liability based on this agreement is the minimum liability as provided in the applicable laws and ordinances.

Agenda Item No.3:	Election of 3 directors who are audit and supervisory committee members

If Agenda Item No.1 “Partial amendments to the Articles of Incorporation” is approved as proposed, the Company transitions its governance structure to a “company with audit and supervisory committee”. The Company therefore requests that you elect three directors who are audit and supervisory committee members. The Company has obtained the consent of the Audit & Supervisory Board with respect to this agenda item.

The profiles of the director candidates who are audit and supervisory committee members are set forth below.
	Name (Date of Birth)	Brief personal history; position and assignment; and other significant concurrently held positions, if any		Number of the Company’s shares owned
1	Yuichi Kurita (July 28, 1949)	April 1973	Joined Fujitsu Limited	5,800
		April 2001	Joined Advantest Corporation
		June 2003	Executive Officer
		June 2007	Director, Managing Executive Officer
		June 2010	Director, Senior Executive Officer
		June 2012	Standing Audit & Supervisory Board Member (present position)
2	Megumi Yamamuro (March 8, 1948)	April 1974	Assistant Judge, Tokyo District Court	1,317
		April 1984	Judge, Tokyo District Court
		April 1988	Instructor, Legal Training and Research Institute
		April 1997	Judge, Tokyo High Court
		July 2004	Registered as Attorney-at-Law Joined CAST Law P.C. (currently URYU & ITOGA) (present position)
		October 2004	Professor, The University of Tokyo Graduate School of Law and Politics
		June 2005	Outside Audit & Supervisory Board Member, Fujitsu Limited (present position)
		June 2006	Outside Audit & Supervisory Board Member, Advantest Corporation (present position)
		June 2009	Outside Audit & Supervisory Board Member, NIFTY Corporation (present position)
		October 2010	Professor, Nihon University Law School
		June 2013	Outside Audit & Supervisory Board Member, Yachiyo Industry Co., Ltd. (present position)

	Name (Date of Birth)	Brief personal history; position and assignment; and other significant concurrently held positions, if any		Number of the Company’s shares owned
The reasons for nomination as a candidate for outside director:
■Mr. Megumi Yamamuro is a candidate for outside director who is an audit and supervisory committee member.

■The Company selected Mr. Megumi Yamamuro as a candidate because of his considerable experience and knowledge as a legal specialist, and the Company believes that he will contribute greatly to its management as an outside director who is an audit and supervisory committee member.

■Although Mr. Megumi Yamamuro has not been directly involved in the management of a company in the past, because he has been engaged in legal practice as a judge and an attorney-at-law for an extensive period, the Company believes that he will be able to adequately perform his duties as an outside director who is an audit and supervisory committee member.

■Mr. Megumi Yamamuro has served as an outside Audit & Supervisory Board Member of the Company for nine years.
3	Yasushige Hagio (November 24, 1947)	April 1972	Assistant Judge, Tokyo District Court	3,286
		April 1982	Judge, Tokyo District Court
		April 1998	Instructor, Legal Training and Research Institute
		December 2003	Chief of Shizuoka District Court
		June 2004	Registered as Attorney-at-Law
Joined Seiwa Patent & Law (present position)
		June 2006	Outside Director of Advantest Corporation (present position)
The reasons for nomination as a candidate for outside director and the number of years in office:
■Mr. Yasushige Hagio is a candidate for outside director who is an audit and supervisory committee member.
■The Company selected Mr. Yasushige Hagio as a candidate because of his considerable experience and knowledge as a legal specialist, and the Company believes that he will contribute greatly to its management as an outside director who is an audit and supervisory committee member.

■Although Mr. Yasushige Hagio has not been directly involved in the management of a company in the past, because he has been engaged in legal practice as a judge and an attorney-at-law for an extensive period, the Company believes that he will be able to adequately perform his duties as an outside director who is an audit and supervisory committee member.

■Mr. Yasushige Hagio has served as an outside director of the Company for nine years.
Note:
1.	Messrs. Yuichi Kurita and Megumi Yamamuro are candidates for new directors.
2.	These candidates do not have any special interest in the Company.
3.	The Company has registered Mr. Megumi Yamamuro as an independent Audit & Supervisory Board Member and Mr. Yasushige Hagio as an independent director with the Tokyo Stock Exchange.
4.
The Company has entered into a limited liability agreement pursuant to Article 427, Paragraph 1 of the Companies Act with Messrs. Megumi Yamamuro and Yasushige Hagio.  The upper limit of liability based on this agreement is the minimum liability as provided in the applicable laws and ordinances.  If Mr. Megumi Yamamuro’s election is approved and he assumes the position of a director who is an audit and supervisory committee member, the Company intends to enter into a new limited liability agreement with the same terms and conditions.

Agenda Item No. 4:	Election of 1 substitute director who is an audit and supervisory committee member

If Agenda Item No.1 “Partial amendments to the Articles of Incorporation” is approved as proposed, the Company transitions its governance structure to a company with audit and supervisory committee.  The Company therefore requests that you elect one substitute director who is an audit and supervisory committee member to fill the vacancy of another director who was an audit and supervisory committee member who retired before the expiration of his/her term of office.  The Company has obtained the consent of the Audit & Supervisory Board with respect to this agenda item.

The candidate for substitute director who is an audit and supervisory committee member is as below.

Name
Osamu Karatsu

For the date of birth, brief personal history and other items to be described in the reference documents for the General Meeting of Shareholders for the above candidate, please see Agenda Item No. 2 “Election of 6 directors (excluding directors who are audit and supervisory committee members)”.

Agenda Item No.5:	Determination of the amount of remuneration for directors (excluding directors who are audit and supervisory committee members)

With respect to the amount of remuneration to be paid to directors of the Company, the resolution adopted at the 65th ordinary general meetings of shareholders held on June 27, 2007 to the effect that no more than 615 million yen to directors shall be paid annually remains in effect.  However, if Agenda Item No.1 “Partial amendments to the Articles of Incorporation” is approved as proposed, the Company transitions its governance structure to a company with audit and supervisory committee.  Accordingly, in accordance with paragraphs 1 and 2 of Article 361 of the Amended Companies Act, the Company would like to revoke the current limit on remuneration to directors and to have resolved that the amount of remuneration for directors (excluding directors who are audit and supervisory committee members) shall be no more than 600 million yen per year, taking into consideration all circumstances, including economic conditions.  The specific amount of remuneration for each director and timing of payment of remuneration, etc. shall be determined by the resolution at the meeting of the Board of Directors.

Currently, there are eight directors (including three outside directors).  If Agenda Items No. 1 and 2 are approved as proposed, the number of directors (excluding directors who are audit and supervisory committee members) will be six (including two outside directors).

Agenda Item No.6:	Determination of the amount of remuneration for directors who are audit and supervisory committee members

If Agenda Item No.1 “Partial amendments to the Articles of Incorporation” is approved as proposed, the Company transitions its governance structure to a company with audit and supervisory committee.  Accordingly, in accordance with the paragraphs 1 and 2 of Article 361 of the Amended Companies Act, the Company would like to have resolved that the amount of remuneration for directors who are audit and supervisory committee members shall be no more than 100 million yen per year, taking into consideration all circumstances, including economic conditions.  The specific amount of remuneration for each director who is audit and supervisory committee member and timing of payment of remuneration, etc. shall be determined through discussion among directors who are audit and supervisory committee members.

If Agenda Items No. 1 and 3 are approved as proposed, the number of directors who are audit and supervisory committee members will be three (including two outside directors).

Agenda Item No.7:	Determination of the amount of remuneration as stock options to directors (excluding directors who are audit and supervisory committee members)

The Company requests that you approve the amount of remuneration as stock options in the form of stock acquisition rights to directors (excluding directors who are audit and supervisory committee members) of the Company as described below.

1.	Reason for requesting shareholder approval

The Company has issued stock acquisition rights as stock options to directors of the Company since 2002 to promote management with a view to increasing shareholder value by improving directors’ performance and morale and to attract and retain competent personnel.  With respect to the amount of remuneration as stock options in the form of stock acquisition rights to directors, the resolution adopted at the 64th ordinary general meetings of shareholders held on June 27, 2006 to the effect that no more than 700 million yen to directors shall be paid annually remains in effect.

If Agenda Item No. 1 “Partial amendments to the Articles of Incorporation” is approved as proposed, the Company transitions its governance structure to a company with audit and supervisory committee.  Accordingly, in accordance with the paragraph 1 and 2 of Article 361 of the Amended Companies Act, the Company would like to have resolved the amount of remuneration as stock options in the form of stock acquisition rights to directors (excluding directors who are audit and supervisory committee members), in addition to the amount of remuneration for directors (excluding directors who are audit and supervisory committee members) to be approved by Agenda Item No. 5, taking into consideration all circumstances, including economic conditions.

If Agenda Items No. 1 and 2 are approved as proposed, the number of directors (excluding directors who are audit and supervisory committee members) will be six (including two outside directors).

2.	Details of the Item

(1)	The amount of remuneration for directors (excluding directors who are audit and supervisory committee members)

The amount of remuneration as stock options in the form of stock acquisition rights to directors (excluding directors who are audit and supervisory committee members) shall be no more than 700 million yen per year in addition to the amount of remuneration for directors (excluding directors who are audit and supervisory committee members) to be approved by Agenda Item No.5. Stock options will be granted by (i) issuing stock acquisition rights, (ii) providing cash remuneration that is equal to the total amount of subscription price, and (iii) setting off such remuneration against the subscription price of the stock acquisition rights.

(2)	Details of stock acquisition rights

①	Class and total number of shares to be issued or delivered upon exercise of stock acquisition rights

The class of shares to be issued or delivered upon exercise of the stock acquisition rights shall be common stock of the Company.

The number of shares to be issued or delivered upon exercise of each stock acquisition right shall be 100 shares, provided that if the subscription price per share has been adjusted in accordance with sub-paragraph ③ below, the number of such shares shall be adjusted according to the following formula.  This adjustment shall be made only with respect to stock acquisition rights that have not yet been exercised as of the time of adjustment.

Any fractional share that arises as a result of an adjustment will be rounded down to the nearest whole number of shares.

Number of shares to be issued or delivered upon exercise of each stock acquisition right	=	Total subscription price
Subscription price per share

②	Total number of stock acquisition rights to be issued

The total amount of the fair value of the stock acquisition rights to be issued for each fiscal year to directors (excluding directors who are audit and supervisory committee members) within one (1) year from the ordinary general meeting of shareholders shall not exceed the amount of remuneration as stock acquisition rights to directors (excluding directors who are audit and supervisory committee members) in (1) above.  The total amount of fair value of stock acquisition rights shall be obtained by multiplying each stock acquisition right by its fair value computed based on the Black Sholes model as of the date of issuance.

③	Subscription price to be paid upon exercise of each stock acquisition right

The subscription price to be paid upon exercise of each stock acquisition right shall be determined by multiplying (i) the subscription price per share as determined in the following paragraph, by (ii) the number of shares to be issued or delivered upon exercise of each stock acquisition right as specified in sub-paragraph ① above (initially, 100 shares).

The subscription price per share shall be 1.05 times the average closing price, rounded up to the nearest yen, of the common stock of the Company in regular trading on the Tokyo Stock Exchange on each day of the month preceding the month in which any stock acquisition rights are issued (excluding any such day on which there was no trade); provided that if such amount is less than the closing price of the common stock of the Company on such day of issuance (or, if there was no trade on such day of issuance, the closing price on the day immediately preceding the day on which there was any trade), the subscription price per share shall be equal to the closing price on such day of issuance.  The Company may determine the subscription price per share for the stock acquisition rights to be issued within one (1) year from the ordinary general meeting of shareholders for a fiscal year to be the same as that for the first stock acquisition rights issued after the ordinary general meeting of shareholders for that fiscal year (if the subscription price per share for the first stock acquisition right is adjusted by the method described below, such adjusted subscription price per share) for any subsequent stock acquisition right issued.

If, subsequent to the issuance of the stock acquisition rights, the Company splits or consolidates its common stock, or issues new shares or disposes of its treasury shares below market price (subject to certain exceptions, including the issuance or delivery of shares upon exercise of the stock acquisition rights), the subscription price per share shall be adjusted according to the formula set forth below, rounded up to the nearest yen.  Furthermore, the subscription price per share may, to the extent necessary and reasonable, be adjusted in a way deemed appropriate by the Company, in the case of merger or split of the Company, stock-for-stock exchange or certain other events.  The Company may determine the subscription price per share for each stock acquisition right issued after such adjustment but within one (1) year from the previous ordinary general meeting of shareholders to be the same as such adjusted subscription price per share.

(a)	Formula for adjustment in the case of share split or consolidation

Subscription price per share after adjustment	=	Subscription price per share before adjustment	x	1
Ratio of split / consolidation

(b)	Formula for adjustment in the case of issuance of new shares or disposition of treasury shares below market price

Subscription price per share after adjustment	=	Subscription price per share before adjustment	x	Outstanding number of shares	+	Number of new shares to be issued	x	Subscription price per share to be issued
Market price per share
				Outstanding number of shares		+	Number of new shares to be issued

In the above formula, “outstanding number of shares” shall mean the total number of outstanding shares of the Company after deducting shares held by the Company as treasury shares.  In the case of a disposition of treasury shares, “number of new shares to be issued” in the above formula shall be read as “number of treasury shares to be disposed of”.

④	Exercise period of stock acquisition rights

The exercise period for each stock acquisition right shall be determined by resolution at the meeting of the Board of Directors to approve the issuance of that stock acquisition right, but shall be not more than five (5) years from the day following the date of issuance.

⑤	Conditions for exercise of stock acquisition rights

(a)
The director (excluding a director who is an audit and supervisory committee member) to whom the stock acquisition rights has been issued must be a director, audit & supervisory board member, executive officer, employee or non-regular employee of the Company or its domestic or overseas subsidiary at the time of exercise, except where there are any reasons the Company deems justifiable.

(b)	Stock acquisition rights may not be inherited.

(c)	No stock acquisition right may be exercised in part.

⑥	Restriction on the transfer of stock acquisition rights

Acquisition of stock acquisition rights by transfer shall require approval by the Board of Directors, provided, however, that if it is the Company acquiring the stock acquisition rights by transfer, such transfer shall be deemed to be approved by the Board of Directors.

⑦	Other details of stock acquisition rights

Details of items described in sub-paragraphs ① through ⑥ above and other matters will be determined by resolution at the meeting of the Board of Directors to approve the issuance of the stock acquisition rights.

(Attachments)

Business Report
(April 1, 2014 through March 31, 2015)

1.      Current Conditions of the Advantest Group

(1)	Business conditions during the fiscal year

(i)	Operations and Results of Business

Overall

During Advantest’s FY2014, the world economy decelerated more than initially expected, but sustained a gradual recovery overall, supported by the ongoing steady growth of the American economy.

The semiconductor industry saw active capital investment by manufacturers into expansions of their production capacities and for miniaturization of semiconductors, spurred by ongoing global adoption of smartphones and improvements in handset performance and growing demand for semiconductors from data centers.

Amid these conditions, Advantest strove to maximize profitability by engaging in sales promotions for non-memory test systems for which demand growth has been particularly strong, as well as by expanding its customer base across all business segments.  As a result, both orders and sales increased in comparison to the previous fiscal year: orders received expanded to ¥176.3 billion (a 38.4% increase in comparison to the previous fiscal year) and net sales expanded to ¥163.3 billion (a 46.0% increase in comparison to the previous fiscal year).  Advantest returned to profitability, with operating income of ¥14.6 billion, income before income taxes and equity in earnings of affiliated company of ¥18.9 billion and a net income of ¥12.9 billion, mainly due to higher year-over-year net sales, an improved mix of high-profitability products and successful cost-cutting measures undertaken across the entire Advantest Group.  The percentage of net sales from overseas customers was 92.0% compared to 89.1% in the previous fiscal year.

Business conditions by Business Segment

Semiconductor and Component Test System Segment

In the Semiconductor and Component Test System segment, demand for non-memory test system was strong throughout the period, driven by robust sales of new high-end smartphones and by expansion of LTE base station infrastructure in China and the growth of the Chinese LTE smartphone market.  Demand for memory test systems accelerated in the second half of FY2014 due to increasing functional speeds of DRAM and NAND flash memories.

As a result of the above, orders received were ¥116.1 billion (a 41.3% increase in comparison to the previous fiscal year), net sales were ¥108.3 billion (a 48.3% increase in comparison to the previous fiscal year), and operating income was ¥14.6 billion.

Mechatronics System Segment

In the Mechatronics System segment, nanotechnology business generated higher profits and net sales by capturing increasing demand associated with miniaturization of semiconductors and 3D chip architectures.  Demand for device interfaces and test handlers that are closely correlated with the tester market also grew in connection with increased demand for semiconductor test systems.

As a result of the above, orders received were ¥31.2 billion (a 62.8% increase in comparison to the previous fiscal year), net sales were ¥28.3 billion (a 89.2% increase in comparison to the previous fiscal year), and operating income was ¥3.8 billion.

Services, Support and Others Segment

In the Services, Support and Others segment, efforts to improve the profitability of the field services business generated positive results, including an increased number of annual maintenance contracts.  Advantest’s newly developed and launched SSD (solid state drive) test system, developed in anticipation of strong growth in the SSD market, also contributed to net sales starting FY2014.

As a result of the above, orders received were ¥29.1 billion (a 10.7% increase in comparison to the previous fiscal year), net sales were ¥26.8 billion (a 10.8% increase in comparison to the previous fiscal year), and operating income was ¥3.3 billion (an 11.2% increase in comparison to the previous fiscal year).

Sales Breakdown by Business Segment (consolidated)

Fiscal Year	FY2013 (the 72nd)		FY2014 (the 73rd)		Change from the previous period
Segment	Amount (in million yen)	Percentage (%)	Amount (in million yen)	Percentage (%)	Amount (in million yen)	Percentage increase (decrease) (%)
Semiconductor and Component Test System	73,017	65.3	108,320	66.3	35,303	48.3
Mechatronics System	14,984	13.4	28,347	17.4	13,363	89.2
Services, Support and Others	24,151	21.6	26,752	16.4	2,601	10.8
Intercompany transaction elimination	(274)	(0.3)	(90)	(0.1)	184	-
Total	111,878	100.0	163,329	100.0	51,451	46.0
Overseas	99,657	89.1	150,209	92.0	50,552	50.7

(ii)	Capital Expenditures

The Advantest Group invested a total of ¥4.2 billion in capital expenditures in FY2014.  Most of the investments were used for new product development and production facilities.

(iii)	Financing

No significant financing activities took place in FY2014.

(2)	Conditions of Assets, Profit and Loss

Conditions of Assets, Profit and Loss of the Advantest Group (consolidated)

	FY2011 (the 70th)	FY2012 (the 71st)	FY2013 (the 72nd)	FY2014 (the 73rd)
Net sales (in: million yen)	141,048	132,903	111,878	163,329
Net income (in: million yen)	(2,195)	(3,821)	(35,540)	12,948
Basic net income per share (in: yen)	(12.67)	(22.03)	(204.10)	74.31
Net assets (in: million yen)	131,552	141,241	116,252	140,938
Total assets (in: million yen)	219,226	225,515	229,856	273,041

(Notes)	1.	The Company prepared its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in the United States.

2.
The calculation of “Basic net income per share” was based on the average number of shares issued during the relevant fiscal year reduced by the average number of treasury shares held during the fiscal year.

  [Charts illustrating the information presented in the above table.]

(3)	Significant Subsidiaries

Name of Subsidiary	Common Stock	Percentage of Voting Rights (Note)	Principal Activities
Advantest Laboratories Ltd.	¥50 million	100%	Research and development of measuring and testing technologies
Advantest Finance Inc.	¥1,000 million	100%	Leasing of the Company’s products and sales of used products
Advantest America, Inc.	4,059 thousand USD	100%	Development and sales of the Company’s products
Advantest Europe GmbH	10,793 thousand Euros	100%	Development and sales of the Company’s products
Advantest Taiwan Inc.	760,000 thousand New Taiwan Dollars	100%	Sales of the Company’s products
Advantest (Singapore) Pte. Ltd.	15,300 thousand Singapore Dollars	100%	Sales of the Company’s products
Advantest Korea Co., Ltd.	9,516 million Won	100%	Support for sales of the Company’s products
Advantest (China) Co., Ltd.	8,000 thousand USD	100%	Support for sales of the Company’s products

Japan Engineering Co., Ltd., a former wholly-owned subsidiary of the Company, was merged into the Company as of April 1, 2014.

(Note) Percentage of voting rights includes indirectly held shares.

(4)	Issues to be Addressed

While maintaining the core competence in measurement technologies cultivated through decades of research and development, Advantest will strive to enhance its corporate value through two structural reforms that take into account its levels of profitability and losses over the last few years.

The first reform aims to sustain a cost structure that can stably generate profits even during periods of market decline. Specifically, Advantest will make an effort to contain the rise in break-even point, which has been lowering since the second half of FY2013, by optimizing payroll costs through flexible workforce deployment that is appropriate under business conditions, improving operation efficiencies and lowering material costs.

The second reform aims to develop a business structure that can achieve sustainable growth.  Specifically, while maintaining and improving its competitiveness in the semiconductor test equipment market to secure stable profits, Advantest aims to expand profit from businesses in semiconductor test peripherals market and from markets outside the semiconductor test market.  In order to accelerate these structural reforms, Advantest expects to further the flexible reallocation of management resources to growing markets and key sectors while taking into consideration its financial condition and efficiency.

(5)	Primary Areas of Business

The Advantest Group manufactures and markets semiconductor and component test systems and products related to mechatronics systems (test handlers, device interface, nanotechnology products, etc.).  In addition to manufacturing, the Advantest Group also carries out research and development activities and provides maintenance services and related services in the business category of “Services, Support and Others.”

(6)	Significant Sales Offices and Factories

(i)	Japan

Category	Name of Office	Location
Head Office, Sales Offices and Service Offices	Head Office	Chiyoda-ku, Tokyo
	Western Tokyo Office	Hachioji-shi, Tokyo
R&D Centers, Laboratories	Gunma R&D Center	Meiwa-machi, Ora-gun, Gunma
	Saitama R&D Center	Kazo-shi, Saitama
	Kitakyushu R&D Center	Kitakyushu-shi, Fukuoka
	Advantest Laboratories	Sendai-shi, Miyagi
Factories	Gunma Factory	Ora-machi, Ora-gun, Gunma
	Sendai Factory	Sendai-shi, Miyagi

(ii) Overseas

Category	Name of Office	Location
Sales Offices, R&D Centers, Laboratories and Service Offices	Advantest America, Inc.	U.S.A.
	Advantest Europe GmbH	Germany
	Advantest Taiwan Inc.	Taiwan
	Advantest (Singapore) Pte. Ltd.	Singapore
	Advantest Korea Co., Ltd.	Korea
	Advantest (China) Co., Ltd.	China

(7)	Employees

Employees of the Advantest Group (as of March 31, 2015)

Number of Employees	Decrease from end of FY2013
4,564 (197)	61 (81)
(Note)
 The numbers set forth above indicate the numbers of employees excluding part-time and non-regular employees.  The numbers in brackets indicate the annual average number of such part-time and non-regular employees.

(8)	Major Lenders
Not applicable.

(9)	Other significant matters with respect to the current status of the Advantest Group
Not applicable.

2.      Company Information

(1)	Equity Stock (as of March 31, 2015)

(i)	Total number of issuable shares	440,000,000 shares

(ii)	Total number of issued shares	199,566,770 shares

(Note) Total number of issued shares includes treasury stock (25,020,294 shares).

(iii)	Number of shareholders	37,291

(iv)	Major Shareholders (Top 10 shareholders)

Name of Shareholder	Number of Shares (in: thousand shares)	Percentage of Ownership (%)
The Master Trust Bank of Japan, Ltd. (trust account)	28,622	16.40
Mizuho Trust & Banking Co., Ltd. (retirement benefit trust (Fujitsu account), re-trust trustees, Trust & Custody Services Bank, Ltd.)	20,143	11.54
Japan Trustee Services Bank, Ltd. (trust account)	13,149	7.53
BNP Paribas Securities (Japan) Limited	5,995	3.44
Trust & Custody Services Bank, Ltd. (investment trust account)	4,056	2.32
Japan Trustee Services Bank, Ltd. (trust account 4)	3,592	2.06
Chase Manhattan Bank GTS Clients Account Escrow	2,134	1.22
State Street Bank and Trust Company 505225	2,092	1.20
State Street Bank West Client - Treaty 505234	1,962	1.12
HSBC Asia Equity Finance - Japan Equities (Trading)	1,958	1.12
(Notes)	1.	Percentage of Ownership is calculated excluding treasury stock (25,020,294 shares).

2.
Mizuho Trust & Banking Co., Ltd. (retirement benefit trust (Fujitsu account), re-trust trustees, Trust & Custody Services Bank, Ltd.) holds the 20,143 thousand shares of common stock listed above as the trustee of a retirement benefit plan of Fujitsu Limited, and exercises its voting rights pursuant to instructions given by Fujitsu Limited.

3.
The Company has acknowledged that in respect of the substantial shareholding reports filed pursuant to the “Disclosure of Substantial Shareholding” system, the Sumitomo Mitsui Trust Bank, Limited and its two affiliates jointly held 15,118 thousand shares of the Company as of March 31, 2015 according to the substantial shareholding reports filed on April 6, 2015.  Mizuho Securities Co., Ltd. and its four affiliates jointly held 10,431 thousand shares of the Company as of February 27, 2015 according to the substantial shareholding reports filed on March 6, 2015.  Nomura Securities Co., Ltd. and its four affiliates jointly held 17,490 thousand shares of the Company as of January 30, 2015 according to the substantial shareholding reports filed on February 6, 2015.  However, the Company has not included the number of shares for which beneficial owners cannot be identified in the table above.

(Reference)  [INSERT PIE CHART HERE]

Financial Institutions and Securities Companies	95 holders, 98,592 thousand shares (49.4%)
Non-Japanese Holders	443 holders, 44,767 thousand shares (22.4%)
Individuals and Others	36,451 holders, 28,791 thousand shares (14.4%)
Other Entities and Treasury Shares	302 holders, 27,417 thousand shares (13.8%)

(2)	Stock Acquisition Rights

(i) Stock acquisition rights held by directors and audit & supervisory board members (as of March 31, 2015)

	Resolution at the meeting of the Board of Directors held on June 24, 2011	Resolution at the meeting of the Board of Directors held on June 26, 2012	Resolution at the meeting of the Board of Directors held on June 26, 2013
Date of issuance	July 12, 2011	July 12, 2012	July 12, 2013
Issuance Price	¥49,600 per unit	¥34,700 per unit	¥46,000 per unit
Holding status of stock acquisition rights by directors and audit & supervisory board members	2,560 units (10 persons)	1.480 units (11 persons)	2,750 units (12 persons)
Directors (Excluding outside directors)	1,960 units (5 persons)	1,180 units (5 persons)	2,400 units (5 persons)
Outside directors	50 units (1 persons)	100 units (2 persons)	150 units (3 persons)
Audit & Supervisory Board Members	550 units (4 persons)	200 units (4 persons)	200 units (4 persons)
Class and aggregate number of shares to be issued or delivered upon exercise	256,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)	148,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)	275,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)
Exercise price to be paid upon exercise	¥1,529 per share	¥1,207 per share	¥1,669 per share
Exercise period	April 1, 2012 to March 31, 2016	April 1, 2013 to March 31, 2017	April 1, 2014 to March 31, 2018
Terms of exercise	The stock acquisition rights may not be inherited.
Reasons for the Company’s acquisition of the stock acquisition rights	The Company shall automatically acquire the stock acquisition rights, for no consideration, if:
	(a)	the general meeting of shareholders resolves to approve (if approval by the shareholders’ meeting is not legally required, then the Board of Directors may approve) (i) any merger agreement pursuant to which the Company shall dissolve, (ii) any agreement or a plan pursuant to which the Company shall split all or part of its business or (iii) any stock-for-stock exchange agreement or stock-transfer plan pursuant to which the Company shall become a wholly-owned subsidiary of another company;
	(b)	the rights holder becomes a person who does not hold any position as a director, audit & supervisory board member, executive officer, employee, advisor or non-regular employee of the Company or its subsidiaries before the expiration of the exercise period, unless the Company otherwise deems it appropriate to allow him/her to exercise his/her stock acquisition rights and notifies him/her to that effect;
(c) the rights holder dies.
Restriction on the transfer of the stock acquisition rights	Acquisition of stock acquisition rights by transfer shall require approval by the Board of Directors. Provided, however, if it is the Company acquiring the stock acquisition rights by transfer, such transfer shall be deemed to be approved by the Board of Directors.

(ii) Stock acquisition rights granted during fiscal year 2014

Not applicable.

(3)	Directors and Audit & Supervisory Board Members
(i)	Directors and Audit & Supervisory Board Members (as of March 31, 2015)

Title	Name	Assignment in the Company and significant concurrent positions
Chairman of the Board and Representative Director	Toshio Maruyama
Representative Director	Shinichiro Kuroe*
Director	Yasushige Hagio	Attorney-at-Law, Senior Partner, Seiwa Patent & Law
Director	Osamu Karatsu
Director	Seiichi Yoshikawa	Principal Fellow, Center for Research and Development Strategy, Japan Science and Technology Agency
Director	Sae Bum Myung*
Director	Hiroshi Nakamura*
Director	Yoshiaki Yoshida*
Standing Audit & Supervisory Board Member	Yuichi Kurita
Standing Audit & Supervisory Board Member	Akira Hatakeyama
Audit & Supervisory Board Member	Megumi Yamamuro
Attorney-at-Law, URYU & ITOGA
Outside Audit & Supervisory Board Member of Fujitsu Limited
Outside Audit & Supervisory Board Member of NIFTY Corporation
Outside Audit & Supervisory Board Member of Yachiyo Industry Co., Ltd.

Audit & Supervisory Board Member	Masamichi Ogura
(Notes)	1.	Messrs. Yasushige Hagio, Osamu Karatsu and Seiichi Yoshikawa are outside directors.

2.	Messrs. Megumi Yamamuro and Masamichi Ogura are outside audit & supervisory board members.

3.	Mr. Masamichi Ogura, audit & supervisory board member, has considerable knowledge of financial and accounting matters from his extensive experience at Fujitsu Limited.

4.
The Company has registered directors Yasushige Hagio, Osamu Karatsu and Seiichi Yoshikawa, and audit & supervisory board members Megumi Yamamuro and Masamichi Ogura, as independent directors/audit & supervisory board members with the Tokyo Stock Exchange.

5.	The title of a director’s position was changed as described below on August 7, 2014.
Name	New	Old
Shinichiro Kuroe	Representative Director	Director

6.	Mr. Haruo Matsuno retired from his position as Representative Director on August 23, 2014 due to death.

7.	Mr. Seiichi Yoshikawa retired from his position as Principal Fellow, Center for Research and Development Strategy, Japan Science and Technology Agency on March 31, 2015.

8.	The Company has in place an Executive Officers System and * indicates a director who also serves as an Executive Officer.

9.	The positions of Executive Officers are currently held as follows:

Title	Name	Assignment in the Company and significant concurrent positions
President and CEO	Shinichiro Kuroe
Managing Executive Officer	Sae Bum Myung	Sales and Marketing Executive Vice President, Sales Group
Managing Executive Officer	Hiroshi Nakamura	Corporate Administration Executive Vice President, Corporate Administration Group
Managing Executive Officer	Yoshiaki Yoshida	Corporate Planning and Corporate Communications Executive Vice President, Corporate Relations Group
Managing Executive Officer	Hideaki Imada	New Business Relations Senior Vice President (Officer), New Concept Product Initiative
Managing Executive Officer	Hans-Juergen Wagner	SoC Test Business Groups Managing Director (R&D, CTO), Advantest Europe GmbH
Executive Officer	Takashi Sugiura	Executive Vice President, Quality Assurance Group
Executive Officer	Takashi Sekino	Executive Vice President, Technology Development Group
Executive Officer	Soichi Tsukakoshi	Executive Vice President, Production Group
Executive Officer	Josef Schraetzenstaller	Managing Director (CEO), Advantest Europe GmbH
Executive Officer	Makoto Nakahara	Senior Vice President (Officer), Sales Group
Executive Officer	Toshiyuki Okayasu	Executive Vice President, SoC Test Business Group
Executive Officer	CH Wu	Director, President and CEO, Advantest Taiwan Inc.
Executive Officer	Kazuhiro Yamashita	Executive Vice President, System Solution Group
Executive Officer	Kenji Sato	Senior Vice President (Officer), Sales Group
Executive Officer	Takayuki Nakamura	Division Manager, Nanotechnology Business Division
Executive Officer	Wilhelm Radermacher	Vice President and General Manager V93000 SoC, Advantest Europe GmbH
Executive Officer	Masuhiro Yamada	Executive Vice President, Memory Test Business Group
Executive Officer	Satoru Nagumo	Executive Vice President, ASD Test & Measurement System Business Group
Executive Officer	Isao Sasaki	Executive Vice President, Field Service Group
Executive Officer	Koichi Tsukui	Senior Vice President (Officer), New Concept Product Initiative
Executive Officer	Keith Hardwick	Chief Financial Officer, Advantest America Inc.
Executive Officer	Douglas Lefever	Director, President and CEO, Advantest America, Inc.

*Mr. Kenji Sato retired from his position as Executive Officer on March 31, 2015.

(ii)	The amount of remuneration for directors and audit & supervisory board members

Category	Number	Amount of remuneration
Directors	9	¥411 million
Audit & Supervisory Board Members	4	¥75 million
Total	13	¥486 million
(Notes)	1.	The amounts of remuneration set forth above include fixed remuneration paid to one director who retired from his position on August 23, 2014.

2.	The amount of remuneration set forth above includes the aggregate amount of remuneration for three outside directors and two outside audit & supervisory board members in the amount of ¥40 million.

(iii)	Matters pertaining to outside directors and outside audit & supervisory board members

(a)	Significant concurrent positions held and relationship to the Company

Name	Concurrent position(s)	Relationship to the Company
Yasushige Hagio (Outside Director)	Senior Partner, Seiwa Patent & Law	There is no special relationship between Seiwa Patent & Law and the Company.
Megumi Yamamuro (Outside Audit & Supervisory Board Member)	Outside Audit & Supervisory Board Member, Fujitsu Limited
Fujitsu Limited holds the right to instruct the voting of shares in the Company held by Mizuho Trust & Banking Co., Ltd. (11.54%) (retirement benefit trust (Fujitsu account), re-trust trustees, Trust & Custody Services Bank, Ltd.). The Company sells products to and purchases parts from Fujitsu Limited.

	Outside Corporate Auditor, NIFTY Corporation	There is no special relationship between NIFTY Corporation and the Company.
	Outside Audit and Supervisory Board Member, Yachiyo Industry Co., Ltd.	There is no special relationship between Yachiyo Industry Co., Ltd. and the Company.

(b)	Principal activities

Name	Attendance	Participation at meetings
Yasushige Hagio (Outside Director)	Meetings of Board of Directors: 14 out of 14 times	Mr. Hagio expresses his opinions based mainly on his expertise as an attorney-at-law at meetings of the Board of Directors.
Osamu Karatsu (Outside Director)	Meetings of Board of Directors: 14 out of 14 times	Mr. Karatsu expresses his opinions based mainly on his knowledge of the industry at meetings of the Board of Directors.
Seiichi Yoshikawa (Outside Director)	Meetings of Board of Directors: 14 out of 14 times	Mr. Yoshikawa expresses his opinions based mainly on his knowledge of the research and development strategy at meetings of the Board of Directors.
Megumi Yamamuro (Outside Audit & Supervisory Board Member)	Meetings of Board of Directors: 14 out of 14 times Meetings of Audit & Supervisory Board : 15 out of 15 times	Mr. Yamamuro expresses his opinions based mainly on his expertise as an attorney-at-law at meetings of the Board of Directors and Audit & Supervisory Board.
Masamichi Ogura (Outside Audit & Supervisory Board Member)	Meetings of Board of Directors: 14 out of 14 times Meetings of Audit & Supervisory Board : 15 out of 15 times	Mr. Ogura expresses his opinions based mainly on his experience in company management and his knowledge of the industry at meetings of the Board of Directors and Audit & Supervisory Board.

(c)	Overview of limited liability agreements

The Company entered into a limited liability agreement pursuant to Article 427, Paragraph 1 of the Companies Act, with each outside director and outside audit & supervisory board member.  The upper limit of liability based on each agreement is the minimum liability as provided in the relevant laws and regulations.

(4)	Accounting Auditor

(i)	Name of accounting auditor

Ernst & Young ShinNihon LLC

(ii)	Remuneration

Amount
Remuneration to the accounting auditor for this fiscal year	¥251 million
Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the accounting auditor	¥252 million
(Notes) 1.
Under the agreement between the Company and the accounting auditor, as the Company has not drawn any distinction between the remuneration for the audit services pursuant to the Companies Act and the Financial Instruments and Exchange Act of Japan and the remuneration for the audit services pursuant to the U.S. Securities and Exchange Act, the amount set forth above represents the aggregate amount of these audit services.

2.	The Company’s significant overseas subsidiaries have been audited by the Ernst & Young Group.

(iii)	Policies on dismissal or non-reappointment of the accounting auditor

In case the accounting auditor falls under any of the items of Article 340, Paragraph 1 of the Companies Act, the Audit & Supervisory Board shall dismiss the accounting auditor upon the unanimous consent of the audit & supervisory board members.  In such case, an audit & supervisory board member who is appointed by the Audit & Supervisory Board shall report the dismissal and its reasons at the first general meeting of shareholders convened after such dismissal.

In addition, other than the above, if it is deemed to be difficult for the accounting auditor to conduct appropriate audits due to the occurrence of events that impair its qualification or independence, the Board of Directors shall, upon consent of the Audit & Supervisory Board or based on a request by the Audit & Supervisory Board, propose the dismissal or non-reappointment of the accounting auditor as an agenda item at a general meeting of shareholders.

(Note) According to the Law for Partial Amendment to the Companies Act (Law No. 90, 2014,) effective as of May 1, 2015, the decision-making body regarding an agenda item relating to the dismissal or non-reappointment of the accounting auditor was changed from the Board of Directors to the Audit & Supervisory Board.  The above describes the policies for the fiscal year 2014.

(5)	System to ensure the appropriateness of business

The Board of Directors resolved a system that ensures the appropriateness of its business as follows:

Basic Policy for the System to Ensure the Appropriateness of Business

Holding “Technology Support on the Leading Edge” as our corporate mission, the Advantest Group established the “The ADVANTEST Way & The Code of Conduct” (“Advantest Code of Conduct”), increased the transparency of its management, and worked to promote the enhancement of corporate value.  To further promote these efforts, the Company will prepare a framework as described in each paragraph below, implement the establishment, development and management of the internal control system, and ensure the sound operations of the Company.

1.	Framework to the effective performance of duties by directors

(i)
The Company promotes management efficiency by separating the management decision making function and supervisory function from the function of the execution of operations.  The Board of Directors shall make management decisions and supervise management.  As for execution of operations, executive officers (including the Representative Director) and employees shall execute operations based on the Board of Directors’ clarification of the function and authority of the body executing operations.

(ii)
The Board of Directors, as the management decision making body, shall make decisions on significant matters with respect to the management policies and management strategies for the Advantest Group, and in its capacity to supervise management, the Board of Directors, including outside directors shall monitor and supervise the status of exercise of duties by executive officers while delegating necessary authorities to ensure the prompt and efficient performance of duties.

(iii)
The Board of Directors shall approve the Advantest Group’s management plans, receive reports on business results based on monthly closing account, financial situation, status of the performance of duties by each department, and review the appropriateness of such plans.

(iv)	The Internal Control Committee shall report the development and management of the internal control system, as deemed necessary, to the Board of Directors.

2.	Framework to ensure the compliance with applicable laws and ordinances as well as the articles of incorporation by directors, executive officers, and employees in performing their duties

(i)
To ensure compliance with laws and ordinances as well as the articles of incorporation, and to ensure that actions are taken faithfully and ethically, the Company shall establish the Advantest Code of Conduct for all directors, executive officers and employees of the Advantest Group, and notify such directors, executive officers and employees of these codes.  Furthermore, the Company shall establish the “Code of Ethics for Executives” for directors and executive officers.

(ii)
As a framework to realize full compliance with laws and ordinances, the Company shall establish the Corporate Ethics Committee that monitors the implementation of the Advantest Code of Conduct.  In addition, to handle reports and consultation regarding questionable matters in light of the Advantest Code of Conduct, the Company shall establish the “Corporate Ethics Helpline”, a system in which a person who reports shall not be treated disadvantageously.

(iii)	The Company shall establish subcommittees such as the Disclosure Committee and the Internal Control Committee in order to fulfill its corporate social responsibilities.

3.	Rules relating to the management of risk of loss and other frameworks

(i)
With respect to potential risks behind management environment, business activities and corporate assets, the Company shall identify and classify risk factors for each important business process, analyze the magnitude of risks, possibility of actual occurrence and frequency of such occurrence, etc., and create written policies and procedures regarding the appropriate response to and avoidance/ reduction of the risks, as part of the internal control activities.

(ii)
With respect to emergency situations such as disasters, the Company shall establish the Risk Management Group, create written emergency action guidelines and prepare by implementing education and training programs on a regular base.

(iii)	The Internal Control Committee shall thoroughly manage risks and report material risks to the Board of Directors.

(iv)
The Company is making efforts to prevent occupational injuries, create a comfortable working environment, and promote the good health of its employees through the establishment of the Safety and Health Committee.

4.	Framework regarding the retention and management of information with respect to the performance of duties by directors

(i)
The Company shall properly retain and manage the following information regarding the exercise of duties by directors, pursuant to the internal rules that stipulate details such as the period of retention, person in charge of retention and method of retention.

o    Minutes of general meetings of shareholders and reference materials
o    Minutes of meetings of the Board of Directors and reference materials
o    Other important documents regarding the exercise of duties by directors

(ii)	The Company shall establish the Information Security Committee that is responsible for protecting personal information and preventing confidential information from leaking.

5.	Framework to ensure the appropriateness of operations of the Company, and the group as a whole, including its subsidiaries

(i)
The Advantest Group shall establish and operate the same quality of internal control system for the Company and its group companies in order to conduct the consolidated group management placing an emphasis on business evaluation based on consolidated accounting.

(ii)
The internal control system of the Advantest Group is supported by each department of the Company that is responsible for each group company, and is established and operated as a unified system based on the policies of the group created by the Internal Control Committee.  Significant matters concerning the status of each group company that is controlled by the Internal Control Committee shall be reported to the Board of Directors.

(iii)	Auditing Group of the Company supervises an internal audit to each group company.

6.	Matters relating to employees that assist the Audit & Supervisory Board in the event that a request to retain such employees is made by the Audit & Supervisory Board

(i)	In the event that the Audit & Supervisory Board requests the placement of employees to assist with its duties, employees shall be placed as necessary.

(ii)	In the event that the Audit & Supervisory Board decides that it is capable of conducting an audit effectively without employees’ assistance, such employees shall not be placed.

7.	Matters relating to the independence of employees from directors in the preceding article

(i)	In placing employees to assist the Audit & Supervisory Board, the prior consent of the Audit & Supervisory Board acknowledging the independence of the employees from directors shall be obtained.

8.	Framework for reporting by directors, executive officers and employees to audit & supervisory board members, and for other reports to the audit & supervisory board members

(i)
The Company shall adopt a system that allows audit & supervisory board members to attend important meetings such as the meeting of the Board of Managing Executive Officers and to keep abreast important matters regarding the execution of operations.

(ii)
In the event that a report or consultation is made to the Corporate Ethics Helpline with respect to corporate accounting, internal control or auditing, such report or consultation shall be directly reported to or consulted with audit & supervisory board members.

9.	Other frameworks to ensure the effective implementation of audit by audit & supervisory board members

(i)
The Company shall ensure that audit & supervisory board members share information held by the Auditing Group (an internal audit section of the Company) and that there are opportunities to exchange opinions with the Auditing Group as deemed necessary.

(6)	Policies on the distribution of surplus

Based on the premise that long-term and continued growth in corporate value is fundamental to the creation of shareholder value, the Company deems the consistent distribution of profits to be the most important management priority.  Accordingly, the Company engages in active distribution of profits based on business performance.

With respect to the distribution of the surplus, the Company makes payout decisions after taking into consideration business performance, financial conditions, as well as the need for strategic investment for mid-to-long-term business development.  While aiming to make consistent distributions, because of the fluctuation of the market in which it operates, the Company makes dividend payouts following a target payout ratio of 20% or more.

Retained earnings are devoted to research and development, streamlining efforts, overseas expansion, investments in new businesses and resources for M&A activities, with an aim to strengthen the Company’s business position and enhance its corporate value.

In order to maintain capital strategies responsive to changes in the operating environment, the Company plans to decide obtaining more treasury shares by taking into account factors such as trends in stock price, capital efficiency and cash flow.

Consolidated Financial Statements

Consolidated Balance Sheets

(As of March 31, 2015)

(unit: million yen)
	FY2014	FY2013 (reference)		FY2014	FY2013 (reference)
Assets			Liabilities
Current assets	164,801	124,819	Current liabilities	49,686	26,607
Cash and cash equivalents	97,574	68,997	Trade accounts payable	18,101	12,353
Trade receivable, net	24,960	20,404	Accrued expenses	10,482	6,775
Inventories	37,210	30,200	Accrued income taxes	2,106	1,089
Other current assets	5,057	5,218	Accrued warranty expenses	1,525	1,589
Investment securities	2,249	3,741	Corporate bonds maturing within one year	10,000	-
Property, plant and equipment, net	38,480	39,925	Customer prepayments	4,900	2,488
Intangible assets, net	4,085	3,545	Other current liabilities	2,572	2,313
Goodwill	54,590	46,846	Corporate bonds	15,000	25,000
Other assets	8,836	10,980	Convertible bonds	30,119	30,149
			Accrued pension and severance costs	35,034	28,641
			Other liabilities	2,264	3,207
			Total liabilities	132,103	113,604
			Commitments and contingent liabilities
			Stockholders’ equity
			Common stock	32,363	32,363
			Capital surplus	43,770	43,906
			Retained earnings	141,104	130,740
			Accumulated other comprehensive income	18,387	5,326
			Treasury stock	(94,686)	(96,083)
			Total stockholders’ equity	140,938	116,252
Total assets	273,041	229,856	Total liabilities and stockholders’ equity	273,041	229,856

Consolidated Statements of Operations

(From April 1, 2014 to March 31, 2015)

		(unit: million yen)
	FY2014	FY2013 (reference)
Net sales	163,329	111,878
Cost of sales	72,903	62,545
Gross profit	90,426	49,333
Research and development expenses	29,876	32,670
Selling, general and administrative expenses	45,720	39,964
Impairment charge	211	13,068
Operating income (loss)	14,619	(36,369)
Other income (expense):
Interest and dividend income	203	199
Interest expense	(137)	(140)
Gain on sale of investment securities	750	1,396
Other, net	3,424	(587)
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	18,859	(35,501)
Income taxes (benefit)	5,911	61
Equity in earnings of affiliated company	-	22
Net income (loss)	12,948	(35,540)

Consolidated Statements of Comprehensive Income (Loss)

(From April 1, 2014 to March 31, 2015)

		(unit: million yen)
	FY2014	FY2013 (reference)
Comprehensive income (loss)
Net income (loss)	12,948	(35,540)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	17,474	12,555
Net unrealized gains (losses) on investment securities	(266)	(642)
Pension related adjustment	(4,147)	342
Total other comprehensive income	13,061	12,255
Total Comprehensive income (loss)	26,009	(23,285)

Consolidated Statements of Stockholders’ Equity

(From April 1, 2014 to March 31, 2015)
(unit: million yen)
	FY2014	FY2013 (reference)
Common stock
Balance at beginning of year	32,363	32,363
Changes in the year
Total changes in the year	-	-
Balance at end of year	32,363	32,363
Capital surplus
Balance at beginning of year	43,906	42,801
Changes in the year
Stock option compensation expense	-	1,283
Exercise of stock option	(136)	(178)
Total changes in the year	(136)	1,105
Balance at end of year	43,770	43,906
Retained earnings
Balance at beginning of year	130,740	170,626
Changes in the year
Net income (loss)	12,948	(35,540)
Cash dividends	(1,742)	(3,480)
Sale of treasury stock	(842)	(866)
Total changes in the year	10,364	(39,886)
Balance at end of year	141,104	130,740
Accumulated other comprehensive income (loss)
Balance at beginning of year	5,326	(6,929)
Changes in the year
Other comprehensive income (loss), net of tax	13,061	12,255
Total changes in the year	13,061	12,255
Balance at end of year	18,387	5,326
Treasury stock
Balance at beginning of year	(96,083)	(97,620)
Changes in the year
Purchases of treasury stock	(33)	(2)
Sale of treasury stock	1,430	1,539
Total changes in the year	1,397	1,537
Balance at end of year	(94,686)	(96,083)
Total stockholders’ equity
Balance at beginning of year	116,252	141,241
Changes in the year
Net income (loss)	12,948	(35,540)
Other comprehensive income (loss), net of tax	13,061	12,255
Cash dividends	(1,742)	(3,480)
Stock option compensation expense	-	1,283
Decrease by exercise of stock option	(136)	(178)
Purchases of treasury stock	(33)	(2)
Sale of treasury stock	588	673
Total changes in the year	24,686	(24,989)
Balance at end of year	140,938	116,252

Notes to Consolidated Financial Statements

1.	Notes to significant matters based on which the consolidated financial statements were prepared

(1)
Basis of presentation
The consolidated financial statements including the consolidated balance sheets and the consolidated statements of operations have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”), pursuant to paragraph 1 of Article 120-2 of the Company Accounting Regulation (kaisha keisan kisoku). Pursuant to the provisions of the article, however, certain disclosures required on the basis of U.S. GAAP are omitted.

(2)	Scope of consolidation Consolidated subsidiaries
(a)	Number of consolidated subsidiaries	31
(b)	Names of major consolidated subsidiaries are omitted, as they are described in “1. Current Conditions of the Advantest Group, (3) Significant Subsidiaries” of the Business Report.

(3)	Significant accounting policies

(i)	Cash equivalents
Cash equivalents consist of deposits and negotiable certificates of deposit due to mature within 3 months.

(ii)	Inventories
Inventories are stated at the lower of cost or market.  Cost is determined using the average cost method.

(iii)	Securities
Available-for-sale securities are recorded at fair value.  Unrealized gains and losses are accounted for as a separate component of stockholders’ equity.  Cost of other securities sold is determined using the moving average method.
Other securities are accounted for using the acquisition cost method.

(iv)	Depreciation of property, plant, and equipment
The Company uses the straight-line method based on the estimated useful life of the fixed asset to calculate depreciation.

(v)	Goodwill and other intangible assets
Goodwill and other intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimated useful lives using the straight-line method.

(vi)	Impairment of long-lived assets
Long-lived assets and certain identifiable intangibles with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the carrying amount exceeds the future recoverable amount, the Company recognizes the difference between the fair value and the carrying amount as an impairment loss.

(vii)	Allowances
Allowances for doubtful accounts
The Company recognizes allowance for doubtful accounts to ensure that trade accounts receivable are not overstated due to uncollectibility, in an amount which represents the Company’s best estimate of the amount of probable credits losses in the Company’s existing trade accounts receivable.

Accrued warranty expenses
To provide for future repairs during warranty periods, estimated repair expenses, etc. over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales.

Accrued pension and severance costs
The Company provides for employees’ retirement, severance and pension costs in accrued amounts based on the projected benefit obligations and the fair value of plan assets as of the end of this consolidated fiscal year.   Prior service benefit and cost, and actuarial gain and loss recognized in accumulated other comprehensive income (loss) are amortized using the straight-line method over the average remaining service period of active employees.

(viii)	Translation of foreign financial statements
In financial statements of foreign subsidiaries utilizing local currencies as a functional currency, assets and liabilities are translated at rates of exchange prevailing at the end of the fiscal year, profits and expenses are translated at average rates of exchange in effect during the year, and foreign currency translation adjustments resulting from the above translation of items are included as other accumulated comprehensive income (loss).  In financial statements for foreign subsidiaries utilizing Japanese Yen as the functional currency, the items are remeasured into Japanese Yen, and any currency translation adjustments resulting from the above translation of items are included as “Other profits (expenses)” realized during the period in which the items were remeasured.

(ix)	Implementation of a Consolidated Tax System
The Company has implemented a consolidated tax system.

2.	Notes to Consolidated Balance Sheets
(1)	Allowance for doubtful accounts: ¥316 million
(2)	Accumulated depreciation on property, plant and equipment: ¥45,567 million

3.	Notes to Consolidated Statements of Stockholders’ Equity
(1)	Total number of issued shares as of March 31, 2015
Common stock	199,566,770 shares

(2)	Distribution of surplus
(i)	Amount of distribution
Resolution	Class of shares	Aggregate amount of distribution	Amount of distribution per share	Record date	Effective date
Resolution at the meeting of the Board of Directors held on May 28, 2014	Common stock	¥871 million	¥5	March 31, 2014	June 3, 2014
Resolution at the meeting of the Board of Directors held on October 28, 2014	Common stock	¥871 million	¥5	September 30, 2014	December 1, 2014

(ii)	Distribution with a record date in fiscal year 2014 and an effective date in fiscal year 2015
Resolution	Class of shares	Source of distribution	Aggregate amount of distribution	Amount of distribution per share	Record date	Effective date
Resolution at the meeting of the Board of Directors held on May 27, 2015	Common stock	Retained earnings	¥1,745 million	¥10	March 31, 2015	June 2, 2015

(3)	Stock acquisition rights outstanding as of March 31, 2015
(Excluding stock acquisition rights for which the exercise period has not begun)
Pursuant to the resolution adopted at the meeting of the Board of Directors of June 24, 2011
Common stock	819,000 shares
Pursuant to the resolution adopted at the meeting of the Board of Directors of July 4, 2011
Common stock	445,069 shares
Pursuant to the resolution adopted at the meeting of the Board of Directors of July 27, 2011
Common stock	419,000 shares
Pursuant to the resolution adopted at the meeting of the Board of Directors of June 26, 2012
Common stock	1,671,000 shares
Pursuant to the resolution adopted at the meeting of the Board of Directors of June 26, 2013
Common stock	2,422,000 shares

4.	Notes to Financial Products

(1)	Financial Products

The Advantest group limits its fund management to short-term instruments including deposits at financial institutions with high credit ratings.  Credit risk of trade notes receivable and accounts receivable pertaining to customers are minimized through credit administration standards.
Advantest’s investment securities mainly consist of stock.  Advantest keeps track of fair market value of its listed stock on a quarterly basis, and reviews its non-listed stock regularly to determine whether such stock needs to be impaired.  In addition, Advantest annually reviews its securities, including the stock it owns, to determine whether Advantest should continuously hold such securities.   Furthermore, Advantest will not make any speculative derivative transactions other than to conduct derivative exchange rate transactions in order to cope with actual demand risks, pursuant to its fund management guidelines with high credit rating financial institutions.

(2)	Market Value of Financial Products

The following table shows Advantest’s consolidated balance sheet amounts, market value and the difference between such balance sheet amount and market value as of March 31, 2015.  Market values of cash and cash equivalents, trade receivables-net and trade accounts payable are excluded as such are almost the same as the consolidated balance sheet amounts.

				(unit: million yen)
		Consolidated balance sheet amount (*)	Market value (*)	Difference
(1)	Investment securities
	Available-for-sale securities	1,773	1,773	—
(2)	Corporate bonds maturing within one year	(10,000)	(10,000)
(3)	Corporate Bonds	(15,000)	(15,024)	(24)
(4)	Convertible Bonds	(30,119)	(33,555)	(3,436)

(*)	“( )” means such amount is recorded as a liability.

(Notes)	1.	Matters with respect to calculation method of market value of financial products and transactions of securities and derivatives

(1)	With respect to investment securities, those with fair value are presented with estimation, those that are listed on the stock exchanges are at market value.

(2)
Amount of exchange forward contracts is based on the amount calculated by the executing financial institution, and is included in “Other current assets (liabilities)” in the consolidated balance sheet.

(3)	Amount of corporate bonds maturing within one year, corporate bonds and convertible bonds is based on the published market value.

2.
Non-listed stock (¥476 million of consolidated balance sheet amount) is not included in “(1) Investment securities” above, as such stock has no market value and estimation of fair value is not practical.

5.	Notes to per share information

Net assets per share:	¥807.45
Basic net income per share:	¥74.31

6.	Notes to significant subsequent events
Not applicable.

7.	Other notes

Amounts less than one million yen are rounded.

During this fiscal year, Advantest recognized impairment losses in the amount of ¥211 million relating to property, plant and equipment allocated to its semiconductor and component test system segment whose book value it determined it is unable to recover.  Such impairment losses are reflected as impairment charge in the consolidated statements of operations.

Financial Statements

Balance Sheets (Non-Consolidated)
(As of March 31, 2015)
(Unit: million yen)
Items	FY2014	FY2013 (reference)	Items	FY2014	FY2013 (reference)
Assets			Liabilities
Current assets	75,197	49,090	Current liabilities	36,682	13,840
Cash and deposits	29,508	12,989	Trade accounts payable	12,581	6,183
Trade notes receivables	71	52	Other accounts payable	3,895	405
Electronically recorded monetary claims	1,002	1,234	Accrued expenses	4,244	4,576
Accounts receivable	22,096	11,349	Income tax payable	181	1
Securities	-	3,300	Accrued warranty expenses	1,143	1,099
Merchandises and finished goods	4,181	2,841	Corporate bonds maturing within one year	10,000	-
Work in progress	9,265	9,912	Bonus accrual for directors	123	-
Raw materials and supplies	5,549	5,806	Other	4,515	1,576
Other	3,578	1,621	Noncurrent liabilities	57,381	66,477
Allowance for doubtful accounts	(53)	(14)	Corporate bonds	15,000	25,000
Noncurrent assets	131,098	132,903	Convertible bonds	30,119	30,149
Property, plant and equipment	22,442	22,899	Allowance for retirement benefits	11,525	10,381
Buildings and structures	7,271	7,768	Deferred tax liabilities	145	321
Land	12,559	12,257	Asset retirement obligations	62	61
Other	2,612	2,874	Other	530	565
Intangible fixed assets	691	757	Total liabilities	94,063	80,317
Software	280	272	Net assets
Other	411	485	Stockholders’ equity	109,202	97,769
Investments and other assets	107,965	109,247	Common stock	32,363	32,363
Investment securities	2,071	3,407	Capital surplus	32,973	32,973
Investment in affiliated companies	104,416	104,604	Capital reserve	32,973	32,973
Long-term loans receivable	38	47	Retained earnings	138,552	128,516
Other	1,449	1,257	Legal reserve	3,083	3,083
Allowance for doubtful accounts	(9)	(68)	Other retained earnings	135,469	125,433
			[Reserve for losses in foreign investments]	[27,062]	[27,062]
			[General reserve]	[146,880]	[146,880]
			[Retained earnings (accumulated loss)]	[(38,473)]	[(48,509)]
			Treasury stock	[(94,686)]	([96,083])
			Difference of appreciation and conversion	610	916
			Net unrealized gains on investment securities	610	916
			Stock acquisition rights	2,420	2,991
			Total net assets	112,232	101,676
Total assets	206,295	181,993	Total liabilities and net assets	206,295	181,993

Statements of Operations (Non-Consolidated)

(From April 1, 2014 to March 31, 2015)

		(unit: million yen)
Items	FY2014	FY2013 (reference)
Net sales	84,916	49,261
Cost of sales	46,194	37,117
Gross profit	38,722	12,144
Selling, general and administrative expenses	40,378	42,448
Operating income (loss)	(1,656)	(30,304)
Non-operating income
Interest and dividends income	11,437	8,054
Gain on sale of investment securities	677	1,248
Received rent	579	1,135
Other	1,848	473
Non-operating expenses
Interest expenses	137	197
Other	462	991
Ordinary income (loss)	12,286	(20,582)
Extraordinary income
Gain on reversal of subscription rights to shares	436	370
Gain on extinguishment of tie-in shares	-	35
Extraordinary loss
Impairment loss	211	1,403
Income before income taxes (loss)	12,511	(21,580)
Income taxes – current	(107)	(131)
Income taxes – deferred	(3)	227
Net income (loss)	12,621	(21,676)

Statements of Changes in Net Assets

(From April 1, 2014 to March 31, 2015)

(unit: million yen)
	FY2014	FY2013 (reference)
Stockholders’ Equity
Common stock
Balance at beginning of year	32,363	32,363
Changes in the year
Total changes in the year	-	-
Balance at end of year	32,363	32,363
Capital surplus
Capital reserve
Balance at beginning of year	32,973	32,973
Changes in the year
Total changes in the year	-	-
Balance at end of year	32,973	32,973
Retained earnings
Legal reserve
Balance at beginning of year	3,083	3,083
Changes in the year
Total changes in the year	-	-
Balance at end of year	3,083	3,083
Other retained earnings
Reserve for losses in foreign investments
Balance at beginning of year	27,062	27,062
Changes in the year
Total changes in the year	-	-
Balance at end of year	27,062	27,062
General reserve
Balance at beginning of year	146,880	146,880
Changes in the year
Total changes in the year	-	-
Balance at end of year	146,880	146,880
Retained earnings (accumulated loss)
Balance at beginning of year	(48,509)	(22,488)
Changes in the year
Dividends from retained earnings	(1,742)	(3,480)
Net income (loss)	12,621	(21,676)
Sale of treasury stock	(843)	(865)
Total changes in the year	10,036	(26,021)
Balance at end of year	(38,473)	(48,509)
Treasury stock
Balance at beginning of year	(96,083)	(97,620)
Changes in the year
Purchases of treasury stock	(33)	(2)
Sale of treasury stock	1,430	1,539
Total changes in the year	1,397	1,537
Balance at end of year	(94,686)	(96,083)
Total stockholders’ equity
Balance at beginning of year	97,769	122,253
Changes in the year
Dividends from retained earnings	(1,742)	(3,480)
Net income (loss)	12,621	(21,676)
Purchases of treasury stock	(33)	(2)
Sale of treasury stock	587	674
Total changes in the year	11,433	(24,484)
Balance at end of year	109,202	97,769

	FY2014	FY2013 (reference)
Difference of appreciation and conversion
Net unrealized gains on securities
Balance at beginning of year	916	1,412
Changes in the year
Changes of items other than stockholders’ equity, net	(306)	(496)
Total changes in the year	(306)	(496)
Balance at end of year	610	916
Stock acquisition rights
Balance at beginning of year	2,991	2,257
Changes in the year
Changes of items other than stockholders’ equity, net	(571)	734
Total changes in the year	(571)	734
Balance at end of year	2,420	2,991
Total net assets
Balance at beginning of year	101,676	125,922
Changes in the year
Dividends from retained earnings	(1,742)	(3,480)
Net income (loss)	12,621	(21,676)
Purchases of treasury stock	(33)	(2)
Sale of treasury stock	587	674
Changes of items other than stockholders’ equity, net	(877)	238
Total changes in the year	10,556	(24,246)
Balance at end of year	112,232	101,676

Notes to Non-Consolidated Financial Statements

1.	Notes to significant accounting policies

(1)	Valuation of securities

(i)	Investments in subsidiaries and equity method affiliates: Stated at cost using the moving average method

(ii)	Other securities
(a)	Securities with quoted value

Stated at fair value based on market prices at the end of the relevant period (evaluation difference is accounted for as a component of stockholders’ equity; cost of other securities sold is determined using the moving average method)

(b)	Securities not practicable to estimate fair value
Stated at cost using the moving average method

(2)	Valuation of inventories
Stated principally at cost using the gross average method (balance sheet value of assets are calculated using a method in which book values are written down in accordance with decreased profitability)

(3)	Depreciation and amortization of noncurrent assets
(i)	Depreciation of plant and equipment (excluding lease assets)
Based on the straight-line method

(ii)	Amortization of intangible fixed assets (excluding lease assets)
Based on the straight-line method
However, software for internal use is amortized using the straight-line method over its estimated useful life of 5 years.

(4)	Allowances
(i)	Allowance for doubtful accounts

To prepare for credit losses on accounts receivable and loans, etc., an allowance equal to the estimated amount of uncollectible receivables is provided for general receivables based on a historical write-off ratio and for bad receivables based on a case-by-case determination of collectability.

(ii)	Accrued warranty expenses

To reasonably account for repair costs covered under product warranty in the respective periods in which they arise, the allowance for a given year is provided in an amount determined based on the ratio of repair costs in that year to net sales in the preceding year.

(iii)	Bonus accrual for directors
In preparation for the payment of bonuses to directors and audit & supervisory board members, of the total amount expected to be paid, an estimated amount for fiscal year 2014 is reported.

(iv)	Allowance for retirement benefits
To provide for employee retirement benefits, an allowance is provided in an amount determined based on the estimated retirement benefit obligations and pension assets at the end of the fiscal year.
In calculating retirement benefit obligations, a benefit calculation formula is used to accrue the estimated retirement benefit at the end of each fiscal year.
Prior service cost is amortized on a straight-line basis over the average remaining service period of employees.

Any actuarial gains and losses are amortized on a straight-line basis over the average remaining service period of employees, and the amount is recorded in the fiscal year subsequent to its occurrence.

(5)	Accounting for consumption taxes
Consumption taxes are accounted using the net-of-tax method.

2.	Notes to accounting changes

From this fiscal year, Advantest applied the provisions in Article 35 of “Accounting Standard for Retirement Benefits” (Accounting Standards Board of Japan (ASBJ) Statement No. 26, issued on May 17, 2012) and Article 67 of the “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Guidance No. 25, issued on May 17, 2012). In accordance with these provisions, the method for calculation of the discount rate for retirement benefit obligations and service cost was changed from the previous method (discount rate based on the expected average period until payment) to a method entailing the use of a single weighted average discount rate that reflects the estimated payment period of retirement benefits and the amount per that period.  This change did not have a significant impact on non-consolidated financial statements.

3.	Notes to changes in line items

“Structures,” which was a separate line item last fiscal year, are included in “Buildings and structures” starting this fiscal year due to lack of materiality of the amount of “structures.”  “Machinery and equipment”, “Vehicles and delivery equipment”, “Tools and furniture” and “Construction in progress,” each of which was a separate line item last fiscal year, are included in “Others” starting this fiscal year due to lack of materiality of each amount.

4.	Notes to balance sheets
(1)	Accumulated depreciation on property, plant and equipment (including accumulated impairment losses):	¥54,708 million
(2)	Short-term receivables from affiliates:	¥17,511 million
	Short-term payables to affiliates:	¥9,129 million

5.	Notes to statements of operations
Transactions with affiliated companies

Sales:	¥52,807 million
Purchases:	¥19,450 million
Non-operating transactions:	¥12,194 million

6.	Notes to Statements of Changes in Net Assets
Total number of treasury shares as of March 31, 2015

Common stock	25,020,294 shares

7.	Notes to tax effect accounting
Breakdown by major causes of deferred tax assets and deferred tax liabilities

Deferred tax assets	(Unit: million yen)
Appraised value of inventories	1,792
Research and development expenses	2,554
Allowance for retirement benefits	3,688
Impairment loss	1,272
Loss carried forward	39,063
Other	3,532
Subtotal of deferred tax assets	51,901
Valuation allowance	(51,901)
Total of deferred tax assets	-
Deferred tax liabilities
Valuation difference in other securities	(138)
Other	(7)
Total of deferred tax liabilities	(145)
Net deferred tax liabilities	(145)

Following the promulgation of the Act for Partial Amendment of the Income Tax Act, etc. (Act No. 9 of 2015) on March 31, 2015, corporate tax rates have been reduced for fiscal years beginning April 1, 2015 or later.  Following the Act, the effective statutory tax rate used to calculate deferred tax assets and deferred tax liabilities was changed from 35.4% to 32.8% for temporary differences expected to be eliminated in the fiscal year beginning on April 1, 2015 and to 32.0% for temporary differences expected to be eliminated in the fiscal year beginning on April 1, 2016 or thereafter.  The impact of this change on the non-consolidated financial statements is immaterial.

8.	Notes to transactions with related parties
(1)	Parent company and major corporate shareholders
Not applicable.
(2)	Officers and major individual investors
Not applicable.
(3)	Subsidiaries

Company name	Address	Common stock	Principal Activities	Percentage of Voting Rights	Description of relationships		Details of transactions	Amount of transactions	Items	Balance at fiscal year end
					Officer of subsidiaries temporarily transferred from the Company	Business relationship
Advantest Finance Inc.	Chiyoda-ku, Tokyo	1 billion Yen	Leasing of test systems and sales of used products	100.0%	Yes	Leasing of the Company’s products and sales of used products	Deposit of money	-	Other current liabilities	¥3,442 million
Advantest America, Inc.	California, U.S.A.	4,059 thousand USD	Development and sale of test systems, etc.	100.0%	Yes	Development and sale of the Company’s products	Sales	¥37,715 million	Accounts receivable	¥12,945 million
Advantest Taiwan Inc.	Hsin-Chu Hsien, Taiwan	760,000 thousand New Taiwan Dollars	Sale of test systems, etc.	100.0%	Yes	Sale of the Company’s products	Sales	¥9,580 million	Accounts receivable	¥456 million
Advantest (Singapore) Pte. Ltd.	Singapore	15,300 thousand Singapore Dollars	Sale of test systems, etc.	100.0%	Yes	Sale of the Company’s products	Receipt of dividends	¥11,354 million	-	-
Terms and conditions of transactions and determination of policies thereof
1. With respect to sales, the price is determined by referring to the market price, among others.
2. With respect to deposit, the interest rate is determined by taking into account the market interest rate.

9.	Notes to per share information
Net assets per share:	¥629.13
Net profit per share:	¥72.43

10.	Notes to significant subsequent events
Not applicable.

11.	Other notes
Amounts less than one million yen are rounded.

  Copy of Report of Independent Auditors (Consolidated)

Report of Independent Auditors

May 13, 2015

The Board of Directors Advantest Corporation:

Ernst & Young ShinNihon LLC

Kiyomi Nakayama
Certified Public Accountant
Designated and Engagement Partner

Takuya Tanaka
Certified Public Accountant
Designated and Engagement Partner

Keiichi Wakimoto
Certified Public Accountant
Designated and Engagement Partner

Pursuant to Article 444, Paragraph 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of operation, the consolidated statement of comprehensive income (loss), the consolidated statement of stockholders’ equity and the notes to the consolidated financial statements of Advantest Corporation (the “Company”) applicable to the fiscal year from April 1, 2014 through March 31, 2015.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the second sentence of Article 120-2, Paragraph 1 of the Ordinance on Accounting of Companies, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the second sentence of Article 120-2, Paragraph 1 of the Ordinance on Accounting of Companies referred to above present fairly, in all material respects, the financial position and results of operations of the Company and its consolidated subsidiaries, applicable to the fiscal year ended March 31, 2015.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of the Company, prepared in Japanese, for the year ended March 31, 2015. Ernst & Young ShinNihon LLC have not audited the English language version of the consolidated financial statements for the above-mentioned year.

Copy of Report of Independent Auditors

Report of Independent Auditors

May 13, 2015

The Board of Directors Advantest Corporation:

Ernst & Young ShinNihon LLC

Kiyomi Nakayama
Certified Public Accountant
Designated and Engagement Partner

Takuya Tanaka
Certified Public Accountant
Designated and Engagement Partner

Keiichi Wakimoto
Certified Public Accountant
Designated and Engagement Partner

Pursuant to Article 436, Paragraph 2, Item 1 of the Companies Act, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of operation, the statement of changes in net assets, the notes to the financial statements and the related supplementary schedules of Advantest Corporation (the “Company”) applicable to the 73rd fiscal year from April 1, 2014 through March 31, 2015.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the related supplementary schedules. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements and the related supplementary schedules, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedule.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of the Company, applicable to the fiscal year ended March 31, 2015 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of the Company, prepared in Japanese, for the year ended March 31, 2015. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned year.

Copy of Audit & Supervisory Board’s Audit Report

Audit Report

This Audit Report was prepared by the Audit & Supervisory Board of Advantest Corporation (the “Company”) after deliberation, based on audit reports prepared by each audit & supervisory board member with respect to the methods and results of audit concerning the performance of each Director of his/her respective duties during the 73rd fiscal year (from April 1, 2014 to March 31, 2015).  We hereby report as follows.

1.	Methods of Audit by Audit & Supervisory Board Members and the Audit & Supervisory Board, and its contents

In addition to establishing audit policies and audit plans for the fiscal year, and receiving reports from each audit & supervisory board member on the implementation status and results of the audit, the Audit & Supervisory Board  received reports from Directors and Independent Auditors on the performance of their duties and requested further explanations as deemed necessary.

In compliance with the rules of audit of audit & supervisory board members established by the Audit & Supervisory Board, pursuant to the audit policies and audit plans, each audit & supervisory board member communicated with Directors, Executive Officers as well as other employees such as members of the Audit Office in order to collect information, and improve the auditing system, attended meetings of the Board of Directors and other important meetings, received reports from Directors, Executive Officers and employees on the performance of their duties, requested further explanations as deemed necessary, reviewed important approval-granting documents, and inspected the state of business operations and assets at the head office and other important branch offices.

In addition, to ensure that there is a system where the Directors duties contained in the Company’s business report are in accordance with applicable law and the Company’s articles of incorporation, and to ensure proper business operations for a corporation are met, we have received periodical reports from the Company’s Directors, Executive Officers, employees and others, regarding the content of the resolutions of the Board of Directors pursuant to Article 100, Paragraphs 1 and 3 of the Regulations for the Enforcement of the Companies Act and the system formed pursuant to such resolution (Internal Control System) and have requested explanations as necessary, and have expressed our opinion. With respect to subsidiaries, we communicated with and exchanged information with Directors and audit & supervisory board members of the subsidiaries and received business reports from subsidiaries as deemed necessary, and conducted site visits to the Company’s main consolidated subsidiaries overseas, and confirmed their state of business operations and assets.

Based on the above methods, we reviewed the business report for the fiscal year and the related supplementary schedules.

In addition, we monitored and reviewed whether the Independent Auditors maintained their independent positions and conducted the audit properly, received reports from the Independent Auditors on the performance of their duties, and requested further explanations as deemed necessary.  Furthermore, we were informed by the Independent Auditor that they are establishing a “System to ensure the appropriate performance of duties” (Syokumu no Suikou ga Tekisei ni Okonawareru Koto o Kakuho Suru Tameno Taisei) (Matters as defined in each Item of Article 131 of the Company Accounting Regulations) pursuant to “Quality control standards of audit” (Kansa ni Kansuru Hinshitsu Kanri Kijyun)  (the Business Accounting Counsel, October 28, 2005), and requested their explanations as deemed necessary.

Based on the above methods, we reviewed the financial statements (the balance sheets, statements of operations, statements of changes in net assets, notes to non-consolidated financial statements) as well as the related supplementary schedules and the consolidated financial statements for the 73rd fiscal year (the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of stockholders’ equity, and notes to consolidated financial statements).

2.	Results of Audit

(1)	Results of audit of the business report and other documents

(i)
The business report and the related supplementary schedules of the Company accurately present the financial conditions of the Company in conformity with applicable laws and regulations and the Articles of Incorporation of the Company.

(ii) No irregularity or violation of applicable laws or regulations or the Articles of Incorporation of the Company was found with respect to the activities of the Directors.

(iii)
The contents of the resolutions of the meeting of the Board of Directors with respect to the internal control system are appropriate.  In addition, there are no matters to be pointed out regarding the entries in the business report and the performance of duties of Directors with respect to the internal control system.

(2)	Results of audit of the financial statements and the related supplementary schedules

The methods and results of audit performed by Ernst & Young ShinNihon LLC, the independent auditor of the Company, are appropriate.

(3)	Results of audit of the consolidated financial statements

The methods and results of audit performed by Ernst & Young ShinNihon LLC, the independent auditor of the Company, are appropriate.

May 20, 2015

Audit & Supervisory Board of Advantest Corporation

Yuichi Kurita
Standing Audit & Supervisory Board Member

Akira Hatakeyama
Standing Audit & Supervisory Board Member

Megumi Yamamuro
Outside Audit & Supervisory Board Member

Masamichi Ogura
Outside Audit & Supervisory Board Member

Memorandum to Shareholders

Fiscal Year:	Starting from April 1 of each year and ending on March 31 of the following year
Ordinary general meeting of shareholders:	June of each year
Date of decision on shareholders of record qualified to	attend ordinary general meeting of shareholders: March 31 of each year receive dividends: March 31 of each year
receive interim dividends: September 30 of each year
Number of shares comprising one unit:	100 shares
Share registration agent:	Mitsubishi UFJ Trust and Banking Corporation
Contact information of the aforementioned agent	Corporate Agency Division, Mitsubishi UFJ Trust and Banking Corporation 7-10-11, Higashi-suna, Koto-ku, Tokyo 137-8081 Toll free number: 0120-232-711
Method for public notice:
Public notices will be posted on the Company’s website (http://www.advantest.com/jp/investors/).
However, in case of accidents or other inevitable circumstances that prevent the Company from posting public notices on such Company’s website, public notices will be published in the Nihon Keizai Shimbun.

(Notice)

1.
Please inform the securities firm at which you hold an account of changes of address, demands for sales and purchases of fractional shares or other various services.   Share registration agent (Mitsubishi UFJ Trust and Banking Corporation) is not able to provide such services.

2.	For various services in connection with those shares that are recorded in the special account, please contact the firm responsible for administering such special account described below.

3.	Unpaid dividends shall be paid at the head office or any branch office of Mitsubishi UFJ Trust and Banking Corporation.

The firm responsible for administering special account:	Tokyo Securities Transfer Agent Co., Ltd.
Contact information of the aforementioned firm	Business Center, Tokyo Securities Transfer Agent Co., Ltd. 2-8-4, Izumi, Suginami-ku, Tokyo 168-8522 Toll free number: 0120-49-7009